Registration No.  333-76336
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 594

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 23, 2002 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

             Financial Services Select Portfolio, Series 12
               Leading Brands Select Portfolio, Series 11
               Pharmaceutical Select Portfolio, Series 13
                 Technology Select Portfolio, Series 16
                    Biotechnology Portfolio, Series 7
                     Capital Goods Portfolio Series
                   Communications Portfolio, Series 10
                       Energy Portfolio, Series 11
                 Financial Services Portfolio, Series 12
                   Leading Brands Portfolio, Series 11
                    Life Sciences Portfolio, Series 4
                   Pharmaceutical Portfolio, Series 13
                    Semiconductor Portfolio, Series 7
                     Technology Portfolio, Series 16
                  Utilities Income Portfolio, Series 4
                                 FT 594

FT 594 is a series of a unit investment trust, the FT Series. FT 594 consists of 15 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            FIRST TRUST (R)

                             1-800-621-9533


             The date of this prospectus is January 23, 2002

                       Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           29
Portfolios                                              29
Risk Factors                                            36
Public Offering                                         38
Distribution of Units                                   41
The Sponsor's Profits                                   42
The Secondary Market                                    42
How We Purchase Units                                   42
Expenses and Charges                                    43
Tax Status                                              43
Retirement Plans                                        45
Rights of Unit Holders                                  45
Income and Capital Distributions                        45
Redeeming Your Units                                    46
Removing Securities from a Trust                        47
Amending or Terminating the Indenture                   48
Information on the Sponsor, Trustee and Evaluator       48
Other Information                                       49

                    Summary of Essential Information

                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                          Financial Services Leading Brands    Pharmaceutical    Technology
                                                          Select Portfolio   Select Portfolio  Select Portfolio  Select Portfolio
                                                          Series 12          Series 11         Series 13         Series 16
                                                          _________          __________        __________        __________
Initial Number of Units (1)                                   15,002             15,024            14,989            14,950
Fractional Undivided Interest in the Trust per Unit (1)     1/15,002           1/15,024          1/14,989          1/14,950
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities
         per Unit (2)                                     $    9.900         $    9.900        $    9.900        $    9.900
    Maximum Sales Charge of 3.35% of the Public
         Offering Price per Unit (3.384% of the net amount
         invested, exclusive of the deferred sales charge
         and creation and development fee) (3)            $     .335         $     .335        $     .335        $     .335
    Less Deferred Sales Charge per Unit                   $    (.210)        $    (.210)       $    (.210)       $    (.210)
    Less Creation and Development Fee per Unit            $    (.025)        $    (.025)       $    (.025)       $    (.025)
Public Offering Price per Unit (4)                        $   10.000         $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)           $    9.690         $    9.690        $    9.690        $    9.690
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                      $    9.690         $    9.690        $    9.690        $    9.690
Cash CUSIP Number                                         30266T 607         30266T 805        30266T 763        30266T 680
Reinvestment CUSIP Number                                 30266T 615         30266T 813        30266T 771        30266T 698
Fee Accounts Cash CUSIP Number                            30266T 623         30266T 821        30266T 789        30266T 706
Fee Accounts Reinvestment CUSIP Number                    30266T 631         30266T 839        30266T 797        30266T 714
Security Code                                                  61823              61925             61831             61839
Ticker Symbol                                                 FFISSX             FINTNX            FPHSLX            FTESLX

First Settlement Date                         January 28, 2002
Mandatory Termination Date (6)                July 23, 2003
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2002.

_____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                          Biotechnology     Capital Goods    Communications    Energy
                                                          Portfolio         Portfolio        Portfolio         Portfolio
                                                          Series 7          Series           Series 10         Series 11
                                                          _________         __________       _________         __________
Initial Number of Units (1)                                   14,963            14,939           14,873            14,866
Fractional Undivided Interest in the Trust per Unit (1)     1/14,963          1/14,939         1/14,873          1/14,866
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities
        per Unit (2)                                      $    9.900        $    9.900       $    9.900        $    9.900
    Maximum Sales Charge of 4.85% of the Public
        Offering Price per Unit (4.899% of the net
        amount invested, exclusive of the deferred sales
        charge and creation and development fee) (3)      $     .485        $     .485       $     .485        $     .485
    Less Deferred Sales Charge per Unit                   $    (.360)       $    (.360)      $    (.360)       $    (.360)
    Less Creation and Development Fee per Unit            $    (.025)       $    (.025)      $    (.025)       $    (.025)
Public Offering Price per Unit (4)                        $   10.000        $   10.000       $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)           $    9.540        $    9.540       $    9.540        $    9.540
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                      $    9.540        $    9.540       $    9.540        $    9.540
Cash CUSIP Number                                         30266S 146        30266S 187       30266T 441        30266T 482
Reinvestment CUSIP Number                                 30266S 153        30266S 195       30266T 458        30266T 490
Fee Accounts Cash CUSIP Number                            30266S 161        30266S 203       30266T 466        30266T 508
Fee Accounts Reinvestment CUSIP Number                    30266S 179        30266S 211       30266T 474        30266T 516
Security Code                                                  61868             61872            61843             61847
Ticker Symbol                                                 FBITEX            FCAPGX           FCOMPX            FENERX

First Settlement Date                         January 28, 2002
Mandatory Termination Date (6)                July 23, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2002.

_____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                          Financial Services Leading Brands    Life Sciences    Pharmaceutical
                                                          Portfolio          Portfolio         Portfolio        Portfolio
                                                          Series 12          Series 11         Series 4         Series 13
                                                          __________         _________         ___________       __________
Initial Number of Units (1)                                   15,002             15,024            14,967            14,989
Fractional Undivided Interest in the Trust per Unit (1)     1/15,002           1/15,024          1/14,967          1/14,989
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities
        per Unit (2)                                      $    9.900         $    9.900        $    9.900        $    9.900
    Maximum Sales Charge of 4.85% of the Public
        Offering Price per Unit (4.899% of the net
        amount invested, exclusive of the deferred sales
        charge and creation and development fee) (3)      $     .485         $     .485        $     .485        $     .485
    Less Deferred Sales Charge per Unit                   $    (.360)        $    (.360)       $    (.360)       $    (.360)
    Less Creation and Development Fee per Unit            $    (.025)        $    (.025)       $    (.025)       $    (.025)
Public Offering Price per Unit (4)                        $   10.000         $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)           $    9.540         $    9.540        $    9.540        $    9.540
Redemption Price per Unit
    (based on aggregate underlying value of Securities
    less deferred sales charge) (5)                       $    9.540         $    9.540        $    9.540        $    9.540
Cash CUSIP Number                                         30266T 565         30266T 524        30266T 847        30266T 722
Reinvestment CUSIP Number                                 30266T 573         30266T 532        30266T 854        30266T 730
Fee Accounts Cash CUSIP Number                            30266T 581         30266T 540        30266T 862        30266T 748
Fee Accounts Reinvestment CUSIP Number                    30266T 599         30266T 557        30266T 870        30266T 755
Security Code                                                  61819              61851             61876             61827
Ticker Symbol                                                 FFNCLX             FLEADX            FLIFSX            FPHARX

First Settlement Date                         January 28, 2002
Mandatory Termination Date (6)                July 23, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2002.

_________________

See "Notes to Summary of Essential Information" on page 6.

                         Summary of Essential Information

                                 FT 594


At the Opening of Business on the Initial Date of Deposit-January 23, 2002


                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                      Semiconductor       Technology          Utilities Income
                                                                      Portfolio           Portfolio           Portfolio
                                                                      Series 7            Series 16           Series 4
                                                                      _________           __________          __________
Initial Number of Units (1)                                               14,777              14,950              14,932
Fractional Undivided Interest in the Trust per Unit (1)                 1/14,777            1/14,950            1/14,932
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)    $    9.900          $    9.900          $    9.900
    Maximum Sales Charge of 4.85% of the Public Offering Price per
         Unit (4.899% of the net amount invested, exclusive of the
deferred
         sales charge and creation and development fee) (3)           $     .485          $     .485          $     .485
    Less Deferred Sales Charge per Unit                               $    (.360)         $    (.360)         $    (.360)
    Less Creation and Development Fee per Unit                        $    (.025)         $    (.025)         $    (.025)
Public Offering Price per Unit (4)                                    $   10.000          $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                       $    9.540          $    9.540          $    9.540
Redemption Price per Unit
    (based on aggregate underlying value of Securities less
    deferred sales charge) (5)                                        $    9.540          $    9.540          $    9.540
Cash CUSIP Number                                                     30266S 104          30266T 649          30266S 229
Reinvestment CUSIP Number                                             30266S 112          30266T 656          30266S 237
Fee Accounts Cash CUSIP Number                                        30266S 120          30266T 664          30266S 245
Fee Accounts Reinvestment CUSIP Number                                30266S 138          30266T 672          30266S 252
Security Code                                                              61880               61835               61884
Ticker Symbol                                                             FSEMIX              FTCHNX              FUTINX

First Settlement Date                         January 28, 2002
Mandatory Termination Date (6)                July 23, 2007
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2002 for all portfolios except Utilities Income Portfolio, Series 4; and the fifteenth day of each month for Utilities Income Portfolio, Series 4, commencing February
                                              15, 2002.
Income Distribution Date (7) (8)              Last day of each June and December, commencing June 30, 2002 for all portfolios except Utilities Income Portfolio, Series 4; and the last day of each month for Utilities Income Portfolio, Series 4, commencing February 28,
                                              2002.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

(8) For Utilities Income Portfolio, Series 4, the estimated net annual distribution per Unit is estimated to be $.4183 for the first year. The estimated net annual distribution per Unit for subsequent years, $.4078, is expected to be less than the amount for the first year because a portion of the Securities included in Utilities Income Portfolio, Series 4 will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee.

                               Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                 Select
                                                                             Portfolio Series             Portfolio Series
                                                                             ______________________       __________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           _______                  _______
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        2.10%(b)      $.210      3.60%(b)      $.360
Creation and development fee                                                 0.25%(c)      $.025      0.25%(c)      $.025
                                                                             _______       _______    _______       _______
Maximum Sales Charges (including creation and development fee) (c)           3.35%         $.335      4.85%         $.485
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .260%(d)      $.0260     .225%(d)      $.0225
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .080%         $.0080     .100%         $.0098
Trustee's fee and other operating expenses                                   .119%(f)      $.0118     .153%(f)(g)   $.0150
                                                                             _______       _______    _______       _______
Total                                                                        .199%         $.0198     .253%         $.0248
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     18 Months(h)  3 Years     5 Years    5 1/2 Years
                                                          __________ __________    __________  __________ __________
Select Portfolio Series                                   $381       $391          N.A.        N.A.       N.A.
Portfolio Series                                          533        N.A.          584         641        656
Utilities Income Portfolio, Series 4                      533        N.A.          585         642        657

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge (3.35% for each Select Portfolio Series and 4.85% for each Portfolio Series) and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.210 per Unit for each Select Portfolio Series and $.360 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing August 20, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.025 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.25%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.25%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For each Portfolio Series, other operating expenses includes the costs incurred by each Portfolio Series for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Due to its monthly distributions of income, the Trustee's fee and other operating expenses for Utilities Income Portfolio, Series 4 are estimated to be .155%, or $.0152 per Unit. This increases total estimated annual operating expenses for this Trust to .255%, or $.0250 per Unit.

(h) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 594


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 594, comprising the Financial Services Select Portfolio, Series 12; Leading Brands Select Portfolio, Series 11; Pharmaceutical Select Portfolio, Series 13; Technology Select Portfolio, Series 16; Biotechnology Portfolio, Series 7; Capital Goods Portfolio Series; Communications Portfolio, Series 10; Energy Portfolio, Series 11; Financial Services Portfolio, Series 12; Leading Brands Portfolio, Series 11; Life Sciences Portfolio, Series 4; Pharmaceutical Portfolio, Series 13; Semiconductor Portfolio, Series 7; Technology Portfolio, Series 16 and Utilities Income Portfolio, Series 4 (the "Trusts") as of the opening of business on January 23, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on January 23, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 594, comprising the Financial Services Select Portfolio, Series 12; Leading Brands Select Portfolio, Series 11; Pharmaceutical Select Portfolio, Series 13; Technology Select Portfolio, Series 16; Biotechnology Portfolio, Series 7; Capital Goods Portfolio Series; Communications Portfolio, Series 10; Energy Portfolio, Series 11; Financial Services Portfolio, Series 12; Leading Brands Portfolio, Series 11; Life Sciences Portfolio, Series 4; Pharmaceutical Portfolio, Series 13; Semiconductor Portfolio, Series 7; Technology Portfolio, Series 16 and Utilities Income Portfolio, Series 4 at the opening of business on January 23, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
January 23, 2002

                         Statements of Net Assets

                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                      Financial Services   Leading Brands    Pharmaceutical     Technology
                                                      Select Portfolio     Select Portfolio  Select Portfolio   Select Portfolio
                                                      Series 12            Series 11         Series 13          Series 16
                                                      __________           __________        __________         __________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                         $148,524             $148,735          $148,393           $148,003
Less liability for reimbursement
   to Sponsor for organization costs (3)                  (390)                (391)             (390)              (389)
Less liability for deferred sales charge (4)            (3,150)              (3,155)           (3,148)            (3,140)
Less liability for creation and development fee (5)       (375)                (376)             (375)              (374)
                                                      ________             ________          ________           ________
Net assets                                            $144,609             $144,813          $144,480           $144,100
                                                      ========             ========          ========           ========
Units outstanding                                       15,002               15,024            14,989             14,950

ANALYSIS OF NET ASSETS
Cost to investors (6)                                 $150,025             $150,237          $149,891           $149,497
Less maximum sales charge (6)                           (5,026)              (5,033)           (5,021)            (5,008)
Less estimated reimbursement to Sponsor
   for organization costs (3)                            (390)                 (391)             (390)              (389)
                                                      ________             ________           ________           ________
Net assets                                            $144,609             $144,813           $144,480           $144,100
                                                      ========             ========           ========           ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                            Statements of Net Assets

                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002



                                                          Biotechnology    Capital Goods    Communications    Energy
                                                          Portfolio        Portfolio        Portfolio         Portfolio
                                                          Series 7          Series          Series 10         Series 11
                                                          __________       __________       __________        __________
NET ASSETS
Investment in Securities represented by
   purchase contracts (1) (2)                             $148,134         $147,897         $147,241          $147,175
Less liability for reimbursement
   to Sponsor for organization costs (3)                      (337)            (336)            (335)             (334)
Less liability for deferred sales charge (4)                (5,387)          (5,378)          (5,354)           (5,352)
Less liability for creation and development fee (5)           (374)            (373)            (372)             (372)
                                                          ________         ________         ________          ________
Net assets                                                $142,036         $141,810         $141,180          $141,117
                                                          ========         ========         ========          ========
Units outstanding                                           14,963           14,939           14,873            14,866

ANALYSIS OF NET ASSETS
Cost to investors (6)                                     $149,630         $149,391         $148,728          $148,661
Less maximum sales charge (6)                               (7,257)          (7,245)          (7,213)           (7,210)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                 (337)            (336)            (335)             (334)
                                                          ________         ________         ________          ________
Net assets                                                $142,036         $141,810         $141,180          $141,117
                                                          ========         ========         ========          ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                            Statements of Net Assets

                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                       Financial
                                                       Services          Leading Brands     Life Sciences      Pharmaceutical
                                                       Portfolio         Portfolio          Portfolio          Portfolio
                                                       Series 12         Series 11          Series 4           Series 13
                                                       __________        __________         __________         __________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                       $148,524          $148,735           $148,170           $148,393
Less liability for reimbursement
   to Sponsor for organization costs (3)                   (338)             (338)              (337)              (337)
Less liability for deferred sales charge (4)             (5,401)           (5,409)            (5,388)            (5,396)
Less liability for creation and development fee (5)        (375)             (376)              (374)              (375)
                                                       ________          ________           ________           ________
Net assets                                             $142,410          $142,612           $142,071           $142,285
                                                       ========          ========           ========           ========
Units outstanding                                        15,002            15,024             14,967             14,989

ANALYSIS OF NET ASSETS
Cost to investors (6)                                  $150,024          $150,236           $149,667           $149,892
Less maximum sales charge (6)                            (7,276)           (7,286)            (7,259)            (7,270)
Less estimated reimbursement to
   Sponsor for organization costs (3)                     (338)              (338)              (337)              (337)
                                                       ________          ________           ________           ________
Net assets                                             $142,410          $142,612           $142,071           $142,285
                                                       ========          ========           ========           ========

_____________

See "Notes to Statements of Net Assets" on page 12.

                           Statements of Net Assets

                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                     Semiconductor     Technology        Utilities Income
                                                                     Portfolio         Portfolio         Portfolio
                                                                     Series 7          Series 16         Series 4
                                                                     __________        __________        __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)   $146,288          $148,003          $147,832
Less liability for reimbursement to Sponsor
  for organization costs (3)                                             (332)             (336)             (336)
Less liability for deferred sales charge (4)                           (5,320)           (5,382)           (5,376)
Less liability for creation and development fee (5)                      (369)             (374)             (373)
                                                                     ________          ________          ________
Net assets                                                           $140,267          $141,911          $141,747
                                                                     ========          ========          ========
Units outstanding                                                      14,777            14,950            14,932

ANALYSIS OF NET ASSETS
Cost to investors (6)                                                $147,766          $149,498          $149,325
Less maximum sales charge (6)                                          (7,167)           (7,251)           (7,242)
Less estimated reimbursement to Sponsor for organization costs (3)       (332)             (336)             (336)
                                                                     ________          ________          ________
Net assets                                                           $140,267          $141,911          $141,747
                                                                     ========          ========          ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $3,000,000 will be allocated among the 15 Trusts in FT 594, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.210 per Unit for each Select Portfolio Series, or $.360 per Unit for each Portfolio Series, payable to the Sponsor in three approximately equal monthly installments beginning on August 20, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through October 18, 2002. If Unit holders redeem their Units before October 18, 2002 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge and the creation and development fee) computed at the rate of 3.35% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.384% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee) or 4.85% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.899% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                           Schedule of Investments

             Financial Services Select Portfolio, Series 12
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                  Percentage       Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share       the Trust (2)
______        _____________________________                                       _________        ______      _________
              Banks & Thrifts (30.01%)
              ________________________
 79           BAC        Bank of America Corporation                                3.33%          $62.670     $  4,951
116           BK         The Bank of New York Company, Inc.                         3.34%           42.770        4,961
176           CF         Charter One Financial, Inc.                                3.32%           28.020        4,931
 88           CMA        Comerica Incorporated                                      3.33%           56.160        4,942
126           CBSH       Commerce Bancshares, Inc.                                  3.34%           39.340        4,957
145           FBF        FleetBoston Financial Corporation                          3.33%           34.110        4,946
 82           STI        SunTrust Banks, Inc.                                       3.33%           60.280        4,943
143           WM         Washington Mutual, Inc.                                    3.33%           34.580        4,945
107           WFC        Wells Fargo & Company                                      3.36%           46.670        4,994

              Financial Services (19.96%)
              ________________________
 92           COF        Capital One Financial Corporation                          3.29%           53.160        4,891
100           C          Citigroup Inc.                                             3.31%           49.200        4,920
 60           FNM        Fannie Mae                                                 3.36%           83.140        4,988
 73           FRE        Freddie Mac                                                3.37%           68.580        5,006
 91           HI         Household International, Inc.                              3.31%           54.050        4,919
139           KRB        MBNA Corporation                                           3.32%           35.440        4,926

              Insurance (23.40%)
              ________________________
198           AFL        AFLAC Incorporated                                         3.35%           25.100        4,970
156           ALL        The Allstate Corporation                                   3.33%           31.720        4,948
 84           ABK        Ambac Financial Group, Inc.                                3.34%           58.990        4,955
 63           AIG        American International Group, Inc.                         3.35%           79.050        4,980
165           MET        MetLife, Inc.                                              3.34%           30.100        4,966
202           PFG        The Principal Financial Group, Inc.                        3.33%           24.480        4,945
111           RDN        Radian Group Inc.                                          3.36%           44.900        4,984

              Investment Services (26.63%)
              ________________________
132           EV         Eaton Vance Corp.                                          3.35%           37.720        4,979
 57           GS         The Goldman Sachs Group, Inc.                              3.34%           86.980        4,958
114           ITG        Investment Technology Group, Inc.                          3.32%           43.260        4,932
 97           LM         Legg Mason, Inc.                                           3.31%           50.760        4,924
 78           LEH        Lehman Brothers Holdings Inc.                              3.35%           63.700        4,969
 90           MER        Merrill Lynch & Co., Inc.                                  3.33%           55.010        4,951
 89           MWD        Morgan Stanley Dean Witter & Co.                           3.32%           55.350        4,926
145           RJF        Raymond James Financial, Inc.                              3.31%           33.910        4,917
                                                                                  _______                      _________
                               Total Investments                                  100.00%                      $148,524
                                                                                  =======                      =========

_____________

See "Notes to Schedules of Investments" on page 28.

                        Schedule of Investments

               Leading Brands Select Portfolio, Series 11
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
______        _____________________________                                         _________      ______      _________
              Apparel (12.00%)
              ________
234           LIZ        Liz Claiborne, Inc.                                          4%           $25.220     $  5,901
184           COLM       Columbia Sportswear Company                                  4%            32.670        6,011
183           JNY        Jones Apparel Group, Inc.                                    4%            32.440        5,937

              Beverages (8.00%)
              ________
129           BUD        Anheuser-Busch Companies, Inc.                               4%            46.150        5,953
121           PEP        PepsiCo, Inc.                                                4%            49.420        5,980

              Food (16.00%)
              ________
 93           DF         Dean Foods Company                                           4%            63.950        5,947
140           HNZ        H.J. Heinz Company                                           4%            42.250        5,915
 85           HSY        Hershey Foods Corporation                                    4%            69.890        5,941
171           KFT        Kraft Foods Inc.                                             4%            34.650        5,925

              Home Appliances (4.00%)
              _________________
 83           WHR        Whirlpool Corporation                                        4%            71.450        5,930

              Household Products (16.00%)
              ___________________
105           CL         Colgate-Palmolive Company                                    4%            56.750        5,959
102           KMB        Kimberly-Clark Corporation                                   4%            58.580        5,975
 75           PG         The Procter & Gamble Company                                 4%            79.420        5,956
137           SMG        The Scotts Company                                           4%            43.470        5,955

              Leisure/Entertainment (16.00%)
              ___________________
207           AOL        AOL Time Warner Inc.                                         4%            28.400        5,879
232           CCL        Carnival Corporation                                         4%            25.720        5,967
282           DIS        The Walt Disney Company                                      4%            21.110        5,953
111           HDI        Harley-Davidson, Inc.                                        4%            53.880        5,981

              Pharmaceuticals (16.00%)
              ___________________
123           BMY        Bristol-Myers Squibb Company                                 4%            48.850        6,009
101           JNJ        Johnson & Johnson                                            4%            59.120        5,971
100           MRK        Merck & Co., Inc.                                            4%            59.290        5,929
146           PFE        Pfizer Inc.                                                  4%            40.800        5,957

              Restaurants (8.00%)
              ___________
164           OSI        Outback Steakhouse, Inc.                                     4%            35.900        5,888
193           WEN        Wendy's International, Inc.                                  4%            30.820        5,948

              Toiletries/Cosmetics (4.00%)
              ________________
127           AVP        Avon Products, Inc.                                          4%            46.990        5,968
                                                                                  ______                       _________
                               Total Investments                                    100%                       $148,735
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

               Pharmaceutical Select Portfolio, Series 13
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
______        _____________________________                                         _________      ______      _________
103           ABT        Abbott Laboratories                                          4%           $57.480     $  5,920
 94           AHP        American Home Products Corporation                           4%            63.810        5,998
107           AMGN       Amgen Inc.                                                   4%            56.060        5,998
 98           ADRX       Andrx Group                                                  4%            60.490        5,928
130           AZN        AstraZeneca Group Plc (ADR)                                  4%            45.700        5,941
 85           AVE        Aventis S.A. (ADR)                                           4%            70.400        5,984
 75           BRL        Barr Laboratories, Inc.                                      4%            79.640        5,973
122           BMY        Bristol-Myers Squibb Company                                 4%            48.850        5,960
 87           CEPH       Cephalon, Inc.                                               4%            68.700        5,977
150           ELN        Elan Corporation Plc (ADR)                                   4%            39.200        5,880
 72           FRX        Forest Laboratories, Inc.                                    4%            82.570        5,945
122           DNA        Genentech, Inc.                                              4%            48.050        5,862
117           GENZ       Genzyme Corporation (General Division)                       4%            49.820        5,829
120           GSK        GlaxoSmithKline Plc (ADR)                                    4%            49.460        5,935
 95           IDPH       IDEC Pharmaceuticals Corporation                             4%            61.740        5,865
101           JNJ        Johnson & Johnson                                            4%            59.120        5,971
 79           LLY        Eli Lilly and Company                                        4%            75.850        5,992
135           MEDI       MedImmune, Inc.                                              4%            43.900        5,927
100           MRK        Merck & Co., Inc.                                            4%            59.290        5,929
171           NVS        Novartis AG (ADR)                                            4%            34.550        5,908
146           PFE        Pfizer Inc.                                                  4%            40.800        5,957
147           PHA        Pharmacia Corporation                                        4%            40.500        5,954
 88           RHHBY      Roche Holding AG (ADR)                                       4%            66.920        5,889
176           SGP        Schering-Plough Corporation                                  4%            33.800        5,949
199           WPI        Watson Pharmaceuticals, Inc.                                 4%            29.760        5,922
                                                                                  ______                       _________
                               Total Investments                                    100%                       $148,393
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                 Technology Select Portfolio, Series 16
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                    Percentage      Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate    Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price  Share        the Trust (2)
______        _____________________________                                         _________       ______       _________
              Communications Equipment (12.00%)
              _______________________
283           NOK        Nokia Oy (ADR)                                               4%            $ 21.150     $  5,985
141           QCOM       QUALCOMM Inc.                                                4%              41.400        5,837
386           TLAB       Tellabs, Inc.                                                4%              15.070        5,817

              Computer & Peripherals (20.00%)
              _______________________
144           CLS        Celestica Inc. (3)                                           4%              40.820        5,878
224           DELL       Dell Computer Corporation                                    4%              26.700        5,981
404           EMC        EMC Corporation                                              4%              14.630        5,911
 53           IBM        International Business Machines Corporation                  4%             110.500        5,857
542           SUNW       Sun Microsystems, Inc.                                       4%              10.960        5,940

              Computer Software & Services (40.00%)
              __________________________
173           ADBE       Adobe Systems Incorporated                                   4%              34.040        5,889
 59           ACS        Affiliated Computer Services, Inc.                           4%             103.000        6,077
182           DOX        Amdocs Limited                                               4%              32.600        5,933
168           CHKP       Check Point Software Technologies Ltd. (3)                   4%              34.920        5,867
 92           MSFT       Microsoft Corporation                                        4%              64.460        5,930
368           ORCL       Oracle Corporation                                           4%              15.940        5,866
180           SEBL       Siebel Systems, Inc.                                         4%              32.620        5,872
205           SDS        SunGard Data Systems Inc.                                    4%              29.250        5,996
 79           SYMC       Symantec Corporation                                         4%              76.040        6,007
142           VRTS       VERITAS Software Corporation                                 4%              42.000        5,964

              Networking Products (8.00%)
              ___________________
327           CSCO       Cisco Systems, Inc.                                          4%              18.060        5,906
364           JNPR       Juniper Networks, Inc.                                       4%              16.070        5,849

              Semiconductor Equipment (8.00%)
              _____________________
151           AMAT       Applied Materials, Inc.                                      4%              39.490        5,963
163           NVLS       Novellus Systems, Inc.                                       4%              36.230        5,905

              Semiconductors (12.00%)
              _______________
187           INTC       Intel Corporation                                            4%              31.700        5,928
152           LLTC       Linear Technology Corporation                                4%              38.920        5,916
114           MXIM       Maxim Integrated Products, Inc.                              4%              52.010        5,929
                                                                                  ______                         _________
                               Total Investments                                    100%                         $148,003
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

                    Biotechnology Portfolio, Series 7
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                               Percentage       Market        Cost of
Number        Ticker Symbol and                                                of Aggregate     Value per     Securities to
of Shares     Name of Issuer of Securities (1)                                 Offering Price   Share         the Trust (2)
_________     _____________________________________                            _________        ______        _________
              Pharmaceuticals (26.78%)
              ____________________
 82           ADRX       Andrx Group                                            3.35%           $60.490       $  4,960
102           BMY        Bristol-Myers Squibb Company                           3.36%            48.850          4,983
100           GSK        GlaxoSmithKline Plc (ADR)                              3.34%            49.460          4,946
 84           JNJ        Johnson & Johnson                                      3.35%            59.120          4,966
 66           LLY        Eli Lilly and Company                                  3.38%            75.850          5,006
 83           MRK        Merck & Co., Inc.                                      3.32%            59.290          4,921
121           PFE        Pfizer Inc.                                            3.33%            40.800          4,937
147           SGP        Schering-Plough Corporation                            3.35%            33.800          4,969

              Biotech (73.22%)
              ____________________
134           AFFX       Affymetrix, Inc.                                       3.34%            36.860          4,939
 89           AMGN       Amgen Inc.                                             3.37%            56.060          4,989
 92           BGEN       Biogen, Inc.                                           3.33%            53.670          4,938
218           CRA        Celera Genomics Group-Applera Corporation              3.28%            22.300          4,861
 72           CEPH       Cephalon, Inc.                                         3.34%            68.700          4,946
117           CHIR       Chiron Corporation                                     3.35%            42.360          4,956
349           CRGN       CuraGen Corporation                                    3.53%            14.990          5,232
 94           ENZN       Enzon, Inc.                                            3.34%            52.700          4,954
323           GLGC       Gene Logic Inc.                                        3.30%            15.120          4,884
102           DNA        Genentech, Inc.                                        3.31%            48.050          4,901
 98           GENZ       Genzyme Corporation (General Division)                 3.30%            49.820          4,882
 74           GILD       Gilead Sciences, Inc.                                  3.35%            67.110          4,966
180           HGSI       Human Genome Sciences, Inc.                            3.32%            27.320          4,918
 79           IDPH       IDEC Pharmaceuticals Corporation                       3.29%            61.740          4,877
327           INCY       Incyte Genomics, Inc.                                  3.27%            14.800          4,840
 89           IVGN       Invitrogen Corporation                                 3.38%            56.260          5,007
310           LGND       Ligand Pharmaceuticals Incorporated                    3.33%            15.900          4,929
113           MEDI       MedImmune, Inc.                                        3.35%            43.900          4,961
244           MLNM       Millennium Pharmaceuticals, Inc.                       3.33%            20.230          4,936
374           PCOP       Pharmacopeia, Inc.                                     3.26%            12.900          4,825
205           PDLI       Protein Design Labs, Inc.                              3.27%            23.630          4,844
256           QGENF      QIAGEN N.V. (3)                                        3.28%            18.990          4,861
                                                                              _______                         ________
                               Total Investments                              100.00%                         $148,134
                                                                              =======                         ========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                     Capital Goods Portfolio Series
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                Percentage     Market         Cost of
Number        Ticker Symbol and                                                 of Aggregate   Value per      Securities to
of Shares     Name of Issuer of Securities (1)                                  Offering Price Share          the Trust (2)
_________     _____________________________________                             _________      ______         _________
              Aerospace & Defense (15.00%)
              __________________________
188           BA         The Boeing Company                                       5%           $ 39.630       $  7,450
 95           GD         General Dynamics Corporation                             5%             78.750          7,481
114           UTX        United Technologies Corporation                          5%             64.730          7,379

              Auto Parts (10.00%)
              ___________________
 95           JCI        Johnson Controls, Inc.                                   5%             78.000          7,410
198           LEA        Lear Corporation                                         5%             37.310          7,387

              Autos (5.00%)
              ___________________
151           GM         General Motors Corporation                               5%             48.520          7,326

              Electronic Components (10.00%)
              _________________________
180           CLS        Celestica Inc. (3)                                       5%             40.820          7,348
336           FLEX       Flextronics International Ltd. (3)                       5%             21.790          7,321

              Diversified Manufacturing (40.00%)
              ______________________________
124           DHR        Danaher Corporation                                      5%             59.750          7,409
193           GE         General Electric Company                                 5%             38.300          7,392
252           HON        Honeywell International Inc.                             5%             29.500          7,434
114           ITW        Illinois Tool Works Inc.                                 5%             64.930          7,402
158           ROP        Roper Industries, Inc.                                   5%             47.250          7,465
 56           SPW        SPX Corporation                                          5%            133.000          7,448
191           TXT        Textron Inc.                                             5%             39.050          7,459
152           TYC        Tyco International Ltd. (3)                              5%             47.550          7,228

              Machinery-Construction (5.00%)
              ______________________________
154           CAT        Caterpillar Inc.                                         5%             48.180          7,420

              Machinery-Industrial (15.00%)
              ______________________________
215           DCI        Donaldson Company, Inc.                                  5%             34.120          7,336
201           GGG        Graco Inc.                                               5%             36.750          7,387
185           IR         Ingersoll-Rand Company                                   5%             40.080          7,415
                                                                              ______                          ________
                               Total Investments                                100%                          $147,897
                                                                              ======                          ========

_____________

See "Notes to Schedules of Investments" on page 28.

                           Schedule of Investments

                   Communications Portfolio, Series 10
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                    Percentage     Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share        the Trust (2)
______        _____________________________                                         _________      ______       _________
              Communications Services (Domestic) (32.00%)
              ___________________________
207           AOL        AOL Time Warner Inc.                                         4%           $28.400     $  5,879
158           BLS        BellSouth Corporation                                        4%            37.450        5,917
195           CTL        CenturyTel, Inc.                                             4%            30.660        5,979
167           CMCSK      Comcast Corporation (Class A Special)                        4%            35.570        5,940
467           Q          Qwest Communications International Inc.                      4%            12.650        5,908
168           SBC        SBC Communications Inc.                                      4%            35.570        5,976
123           VZ         Verizon Communications Inc.                                  4%            48.300        5,941
480           WCOM       WorldCom, Inc.-WorldCom Group                                4%            12.280        5,894

              Communications Services (Foreign) (8.00%)
              ___________________________
164           TEF        Telefonica, S.A. (ADR)                                       4%            36.250        5,945
159           TMX        Telefonos de Mexico SA de CV (ADR)                           4%            37.320        5,934

              Communications Equipment (8.00%)
              _______________________
229           SFA        Scientific-Atlanta, Inc.                                     4%            25.130        5,755
389           TLAB       Tellabs, Inc.                                                4%            15.070        5,862

              Fiber Optics (8.00%)
              ____________
443           CIEN       CIENA Corporation                                            4%            13.040        5,777
687           GLW        Corning Incorporated                                         4%             8.460        5,812

              Networking Products (8.00%)
              ________________
326           CSCO       Cisco Systems, Inc.                                          4%            18.060        5,888
364           JNPR       Juniper Networks, Inc.                                       4%            16.070        5,849

              Wireless Communications (36.00%)
              ____________________
542           AWE        AT&T Wireless Services Inc.                                  4%            10.930        5,924
182           DOX        Amdocs Limited                                               4%            32.600        5,933
271           CMVT       Comverse Technology, Inc.                                    4%            21.900        5,935
111           NTDMY      NTT DoCoMo, Inc. (ADR)                                       4%            50.670        5,624
282           NOK        Nokia Oy (ADR)                                               4%            21.150        5,964
141           QCOM       QUALCOMM Inc.                                                4%            41.400        5,837
357           PCS        Sprint Corp. (PCS Group)                                     4%            16.390        5,851
 70           TDS        Telephone and Data Systems, Inc.                             4%            85.210        5,965
259           VOD        Vodafone Group Plc (ADR)                                     4%            22.980        5,952
                                                                                  ______                       _________
                               Total Investments                                    100%                       $147,241
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 28.

                           Schedule of Investments

                       Energy Portfolio, Series 11
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                    Percentage      Market     Cost of
Number        Ticker Symbol and                                                     of Aggregate    Value per  Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price  Share      the Trust (2)
______        _____________________________                                         _________       ______     _________
              Coal (4.00%)
              _______
224           BTU        Peabody Energy Corporation                                   4%            $26.380    $  5,909

              Natural Gas (12.00%)
              _________
131           APA        Apache Corporation                                           4%            45.390        5,946
155           EP         El Paso Corporation                                          4%            37.920        5,878
253           WMB        The Williams Companies, Inc.                                 4%            23.390        5,918

              Oil & Gas-Drilling (16.00%)
              _______________
233           GSF        GlobalSantaFe Corporation                                    4%            25.000        5,825
215           NBR        Nabors Industries, Inc.                                      4%            27.050        5,816
207           NE         Noble Drilling Corporation                                   4%            28.360        5,870
256           PDS        Precision Drilling Corporation (3)                           4%            23.200        5,939

              Oil & Gas-Exploration & Production (20.00%)
              _____________________________
127           APC        Anadarko Petroleum Corporation                               4%            46.850        5,950
247           CED        Canadian Natural Resources Ltd. (3)                          4%            24.050        5,940
164           DVN        Devon Energy Corporation                                     4%            35.950        5,896
181           SGY        Stone Energy Corporation                                     4%            32.400        5,864
399           XTO        XTO Energy, Inc.                                             4%            14.850        5,925

              Oil-Field Services (16.00%)
              ________________
227           BJS        BJ Services Company                                          4%            25.810        5,859
401           HC         Hanover Compressor Company                                   4%            13.980        5,606
191           TDW        Tidewater Inc.                                               4%            30.630        5,850
175           WFT        Weatherford International, Inc.                              4%            33.400        5,845

              Oil-Integrated (28.00%)
              ________________
 68           CVX        ChevronTexaco Corporation                                    4%            86.730        5,898
214           COC        Conoco Inc.                                                  4%            27.600        5,906
 92           E          ENI SpA (ADR)                                                4%            63.800        5,870
155           XOM        Exxon Mobil Corporation                                      4%            38.020        5,893
217           MRO        Marathon Oil Corporation                                     4%            27.380        5,941
127           RD         Royal Dutch Petroleum Company (3)                            4%            46.840        5,949
 88           TOT        TotalFinaElf S.A. (ADR)                                      4%            67.620        5,951

              Oil-Refining & Marketing (4.00%)
              ____________________
146           VLO        Valero Energy Corporation                                    4%            40.620        5,931
                                                                                  ______                       _________
                               Total Investments                                    100%                       $147,175
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                 Financial Services Portfolio, Series 12
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                  Percentage       Market      Cost of
Number        Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price   Share       the Trust (2)
______        _____________________________                                       _________        ______      _________
              Banks & Thrifts (30.01%)
              ________________________
 79           BAC        Bank of America Corporation                                3.33%          $62.670     $  4,951
116           BK         The Bank of New York Company, Inc.                         3.34%           42.770        4,961
176           CF         Charter One Financial, Inc.                                3.32%           28.020        4,931
 88           CMA        Comerica Incorporated                                      3.33%           56.160        4,942
126           CBSH       Commerce Bancshares, Inc.                                  3.34%           39.340        4,957
145           FBF        FleetBoston Financial Corporation                          3.33%           34.110        4,946
 82           STI        SunTrust Banks, Inc.                                       3.33%           60.280        4,943
143           WM         Washington Mutual, Inc.                                    3.33%           34.580        4,945
107           WFC        Wells Fargo & Company                                      3.36%           46.670        4,994

              Financial Services (19.96%)
              ________________________
 92           COF        Capital One Financial Corporation                          3.29%           53.160        4,891
100           C          Citigroup Inc.                                             3.31%           49.200        4,920
 60           FNM        Fannie Mae                                                 3.36%           83.140        4,988
 73           FRE        Freddie Mac                                                3.37%           68.580        5,006
 91           HI         Household International, Inc.                              3.31%           54.050        4,919
139           KRB        MBNA Corporation                                           3.32%           35.440        4,926

              Insurance (23.40%)
              ________________________
198           AFL        AFLAC Incorporated                                         3.35%           25.100        4,970
156           ALL        The Allstate Corporation                                   3.33%           31.720        4,948
 84           ABK        Ambac Financial Group, Inc.                                3.34%           58.990        4,955
 63           AIG        American International Group, Inc.                         3.35%           79.050        4,980
165           MET        MetLife, Inc.                                              3.34%           30.100        4,966
202           PFG        The Principal Financial Group, Inc.                        3.33%           24.480        4,945
111           RDN        Radian Group Inc.                                          3.36%           44.900        4,984

              Investment Services (26.63%)
              ________________________
132           EV         Eaton Vance Corp.                                          3.35%           37.720        4,979
 57           GS         The Goldman Sachs Group, Inc.                              3.34%           86.980        4,958
114           ITG        Investment Technology Group, Inc.                          3.32%           43.260        4,932
 97           LM         Legg Mason, Inc.                                           3.31%           50.760        4,924
 78           LEH        Lehman Brothers Holdings Inc.                              3.35%           63.700        4,969
 90           MER        Merrill Lynch & Co., Inc.                                  3.33%           55.010        4,951
 89           MWD        Morgan Stanley Dean Witter & Co.                           3.32%           55.350        4,926
145           RJF        Raymond James Financial, Inc.                              3.31%           33.910        4,917
                                                                                  _______                      _________
                               Total Investments                                  100.00%                      $148,524
                                                                                  =======                      =========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                   Leading Brands Portfolio, Series 11
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
______        _____________________________                                         _________      ______      _________
              Apparel (12.00%)
              ________
234           LIZ        Liz Claiborne, Inc.                                          4%           $25.220     $  5,901
184           COLM       Columbia Sportswear Company                                  4%            32.670        6,011
183           JNY        Jones Apparel Group, Inc.                                    4%            32.440        5,937

              Beverages (8.00%)
              ________
129           BUD        Anheuser-Busch Companies, Inc.                               4%            46.150        5,953
121           PEP        PepsiCo, Inc.                                                4%            49.420        5,980

              Food (16.00%)
              ________
 93           DF         Dean Foods Company                                           4%            63.950        5,947
140           HNZ        H.J. Heinz Company                                           4%            42.250        5,915
 85           HSY        Hershey Foods Corporation                                    4%            69.890        5,941
171           KFT        Kraft Foods Inc.                                             4%            34.650        5,925

              Home Appliances (4.00%)
              _________________
 83           WHR        Whirlpool Corporation                                        4%            71.450        5,930

              Household Products (16.00%)
              ___________________
105           CL         Colgate-Palmolive Company                                    4%            56.750        5,959
102           KMB        Kimberly-Clark Corporation                                   4%            58.580        5,975
 75           PG         The Procter & Gamble Company                                 4%            79.420        5,956
137           SMG        The Scotts Company                                           4%            43.470        5,955

              Leisure/Entertainment (16.00%)
              ___________________
207           AOL        AOL Time Warner Inc.                                         4%            28.400        5,879
232           CCL        Carnival Corporation                                         4%            25.720        5,967
282           DIS        The Walt Disney Company                                      4%            21.110        5,953
111           HDI        Harley-Davidson, Inc.                                        4%            53.880        5,981

              Pharmaceuticals (16.00%)
              ___________________
123           BMY        Bristol-Myers Squibb Company                                 4%            48.850        6,009
101           JNJ        Johnson & Johnson                                            4%            59.120        5,971
100           MRK        Merck & Co., Inc.                                            4%            59.290        5,929
146           PFE        Pfizer Inc.                                                  4%            40.800        5,957

              Restaurants (8.00%)
              ___________
164           OSI        Outback Steakhouse, Inc.                                     4%            35.900        5,888
193           WEN        Wendy's International, Inc.                                  4%            30.820        5,948

              Toiletries/Cosmetics (4.00%)
              ________________
127           AVP        Avon Products, Inc.                                          4%            46.990        5,968
                                                                                  ______                       _________
                               Total Investments                                    100%                       $148,735
                                                                                  ======                       =========

_____________

See "Notes to Schedules of Investments" on page 28.

                     Schedule of Investments

                    Life Sciences Portfolio, Series 4
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                               Percentage       Market        Cost of
Number        Ticker Symbol and                                                of Aggregate     Value per     Securities to
of Shares     Name of Issuer of Securities (1)                                 Offering Price   Share         the Trust (2)
_________     _____________________________________                            _________        ______        _________
              Biotech (33.08%)
              ___________________
 89           AMGN       Amgen Inc.                                             3.37%           $56.060       $  4,989
218           CRA        Celera Genomics Group-Applera Corporation              3.28%            22.300          4,861
 72           CEPH       Cephalon, Inc.                                         3.34%            68.700          4,946
 94           ENZN       Enzon, Inc.                                            3.34%            52.700          4,954
102           DNA        Genentech, Inc.                                        3.31%            48.050          4,901
 97           GENZ       Genzyme Corporation (General Division)                 3.26%            49.820          4,833
179           HGSI       Human Genome Sciences, Inc.                            3.30%            27.320          4,890
 79           IDPH       IDEC Pharmaceuticals Corporation                       3.29%            61.740          4,877
113           MEDI       MedImmune, Inc.                                        3.35%            43.900          4,961
203           PDLI       Protein Design Labs, Inc.                              3.24%            23.630          4,797

              Medical Products (33.58%)
              ___________________
 86           ABT        Abbott Laboratories                                    3.34%            57.480          4,943
197           AOT        Apogent Technologies Inc.                              3.36%            25.240          4,972
163           BMET       Biomet, Inc.                                           3.32%            30.200          4,923
213           CYTC       Cytyc Corporation                                      3.37%            23.450          4,995
107           GDT        Guidant Corporation                                    3.37%            46.620          4,988
 84           JNJ        Johnson & Johnson                                      3.35%            59.120          4,966
101           MDT        Medtronic, Inc.                                        3.35%            49.090          4,958
 89           SYK        Stryker Corporation                                    3.37%            56.100          4,993
149           TECH       Techne Corporation                                     3.36%            33.400          4,977
162           ZMH        Zimmer Holdings, Inc.                                  3.39%            31.050          5,030

              Pharmaceuticals (33.34%)
              ___________________
 81           ADRX       Andrx Group                                            3.31%            60.490          4,900
 62           BRL        Barr Laboratories, Inc.                                3.33%            79.640          4,938
 92           BVF        Biovail Corporation (3)                                3.32%            53.520          4,924
102           BMY        Bristol-Myers Squibb Company                           3.36%            48.850          4,983
125           ELN        Elan Corporation Plc (ADR)                             3.31%            39.200          4,900
123           KG         King Pharmaceuticals, Inc.                             3.33%            40.150          4,938
 66           LLY        Eli Lilly and Company                                  3.38%            75.850          5,006
 83           MRK        Merck & Co., Inc.                                      3.32%            59.290          4,921
121           PFE        Pfizer Inc.                                            3.33%            40.800          4,937
147           SGP        Schering-Plough Corporation                            3.35%            33.800          4,969
                                                                              _______                         ________
                               Total Investments                              100.00%                         $148,170
                                                                              =======                         ========

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

                   Pharmaceutical Portfolio, Series 13
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                 Percentage        Market      Cost of
Number        Ticker Symbol and                                                  of Aggregate      Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                   Offering Price    Share       the Trust (2)
______        _____________________________                                      _________         ______      _________
103           ABT        Abbott Laboratories                                      4%               $57.480     $  5,920
 94           AHP        American Home Products Corporation                       4%                63.810        5,998
107           AMGN       Amgen Inc.                                               4%                56.060        5,998
 98           ADRX       Andrx Group                                              4%                60.490        5,928
130           AZN        AstraZeneca Group Plc (ADR)                              4%                45.700        5,941
 85           AVE        Aventis S.A. (ADR)                                       4%                70.400        5,984
 75           BRL        Barr Laboratories, Inc.                                  4%                79.640        5,973
122           BMY        Bristol-Myers Squibb Company                             4%                48.850        5,960
 87           CEPH       Cephalon, Inc.                                           4%                68.700        5,977
150           ELN        Elan Corporation Plc (ADR)                               4%                39.200        5,880
 72           FRX        Forest Laboratories, Inc.                                4%                82.570        5,945
122           DNA        Genentech, Inc.                                          4%                48.050        5,862
117           GENZ       Genzyme Corporation (General Division)                   4%                49.820        5,829
120           GSK        GlaxoSmithKline Plc (ADR)                                4%                49.460        5,935
 95           IDPH       IDEC Pharmaceuticals Corporation                         4%                61.740        5,865
101           JNJ        Johnson & Johnson                                        4%                59.120        5,971
 79           LLY        Eli Lilly and Company                                    4%                75.850        5,992
135           MEDI       MedImmune, Inc.                                          4%                43.900        5,927
100           MRK        Merck & Co., Inc.                                        4%                59.290        5,929
171           NVS        Novartis AG (ADR)                                        4%                34.550        5,908
146           PFE        Pfizer Inc.                                              4%                40.800        5,957
147           PHA        Pharmacia Corporation                                    4%                40.500        5,954
 88           RHHBY      Roche Holding AG (ADR)                                   4%                66.920        5,889
176           SGP        Schering-Plough Corporation                              4%                33.800        5,949
199           WPI        Watson Pharmaceuticals, Inc.                             4%                29.760        5,922
                                                                              ______                           _________
                               Total Investments                                100%                           $148,393
                                                                              ======                           =========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                    Semiconductor Portfolio, Series 7
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                             Percentage        Market          Cost of
Number        Ticker Symbol and                                              of Aggregate      Value per       Securities to
of Shares     Name of Issuer of Securities (1)                               Offering Price    Share           the Trust (2)
_________     _____________________________________                          _________         ______          _________
              Semiconductors (84.00%)
              ____________________
267           ALTR       Altera Corporation                                    4%              $ 22.000        $  5,874
144           ADI        Analog Devices, Inc.                                  4%                41.050           5,911
134           BRCM       Broadcom Corporation (Class A)                        4%                43.550           5,836
493           CNXT       Conexant Systems, Inc.                                4%                11.690           5,763
244           FCS        Fairchild Semiconductor Corporation                   4%                23.790           5,805
102           GNSS       Genesis Microchip Incorporated (3)                    4%                57.700           5,885
384           GSPN       GlobespanVirata, Inc.                                 4%                15.020           5,768
186           INTC       Intel Corporation                                     4%                31.700           5,896
207           ISIL       Intersil Corporation                                  4%                27.520           5,697
291           LSCC       Lattice Semiconductor Corporation                     4%                20.030           5,829
151           LLTC       Linear Technology Corporation                         4%                38.920           5,877
114           MXIM       Maxim Integrated Products, Inc.                       4%                52.010           5,929
161           MCHP       Microchip Technology Incorporated                     4%                36.400           5,860
272           MSCC       Microsemi Corporation                                 4%                20.900           5,685
 95           NVDA       NVIDIA Corporation                                    4%                62.200           5,909
121           QLGC       QLogic Corporation                                    4%                48.160           5,827
345           RFMD       RF Micro Devices, Inc.                                4%                16.570           5,717
199           STM        STMicroelectronics N.V. (3)                           4%                29.520           5,874
230           TXN        Texas Instruments Incorporated                        4%                25.750           5,923
581           TQNT       TriQuint Semiconductor, Inc.                          4%                10.150           5,897
152           XLNX       Xilinx, Inc.                                          4%                38.540           5,858

              Semiconductor Equipment (16.00%)
              _________________________________
151           AMAT       Applied Materials, Inc.                               4%                39.490           5,963
122           KLAC       KLA-Tencor Corporation                                4%                47.860           5,839
163           NVLS       Novellus Systems, Inc.                                4%                36.230           5,905
189           PLAB       Photronics, Inc.                                      4%                31.540           5,961
                                                                              ______                           ________
                               Total Investments                              100%                             $146,288
                                                                              ======                           ========

_____________

See "Notes to Schedules of Investments" on page 28.

                             Schedule of Investments

                     Technology Portfolio, Series 16
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                                    Percentage      Market       Cost of
Number        Ticker Symbol and                                                     of Aggregate    Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price  Share        the Trust (2)
______        _____________________________                                         _________       ______       _________
              Communications Equipment (12.00%)
              _______________________
283           NOK        Nokia Oy (ADR)                                               4%            $ 21.150     $  5,985
141           QCOM       QUALCOMM Inc.                                                4%              41.400        5,837
386           TLAB       Tellabs, Inc.                                                4%              15.070        5,817

              Computer & Peripherals (20.00%)
              _______________________
144           CLS        Celestica Inc. (3)                                           4%              40.820        5,878
224           DELL       Dell Computer Corporation                                    4%              26.700        5,981
404           EMC        EMC Corporation                                              4%              14.630        5,911
 53           IBM        International Business Machines Corporation                  4%             110.500        5,857
542           SUNW       Sun Microsystems, Inc.                                       4%              10.960        5,940

              Computer Software & Services (40.00%)
              __________________________
173           ADBE       Adobe Systems Incorporated                                   4%              34.040        5,889
 59           ACS        Affiliated Computer Services, Inc.                           4%             103.000        6,077
182           DOX        Amdocs Limited                                               4%              32.600        5,933
168           CHKP       Check Point Software Technologies Ltd. (3)                   4%              34.920        5,867
 92           MSFT       Microsoft Corporation                                        4%              64.460        5,930
368           ORCL       Oracle Corporation                                           4%              15.940        5,866
180           SEBL       Siebel Systems, Inc.                                         4%              32.620        5,872
205           SDS        SunGard Data Systems Inc.                                    4%              29.250        5,996
 79           SYMC       Symantec Corporation                                         4%              76.040        6,007
142           VRTS       VERITAS Software Corporation                                 4%              42.000        5,964

              Networking Products (8.00%)
              ___________________
327           CSCO       Cisco Systems, Inc.                                          4%              18.060        5,906
364           JNPR       Juniper Networks, Inc.                                       4%              16.070        5,849

              Semiconductor Equipment (8.00%)
              _____________________
151           AMAT       Applied Materials, Inc.                                      4%              39.490        5,963
163           NVLS       Novellus Systems, Inc.                                       4%              36.230        5,905

              Semiconductors (12.00%)
              _______________
187           INTC       Intel Corporation                                            4%              31.700        5,928
152           LLTC       Linear Technology Corporation                                4%              38.920        5,916
114           MXIM       Maxim Integrated Products, Inc.                              4%              52.010        5,929
                                                                                  ______                         _________
                               Total Investments                                    100%                         $148,003
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 28.

                             Schedule of Investments

                  Utilities Income Portfolio, Series 4
                                 FT 594


                    At the Opening of Business on the
                Initial Date of Deposit-January 23, 2002


                                                                              Percentage        Market          Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per       Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price   Share            the Trust (2)
_________     _____________________________________                           _________         ______          _________
              Electric Utility (60.00%)
              ___________________
216           AYE        Allegheny Energy, Inc.                                 5%              $34.090         $ 7,364
176           AEP        American Electric Power Company, Inc.                  5%               42.110           7,411
261           BKH        Black Hills Corporation                                5%               28.530           7,446
228           CIN        Cinergy Corp.                                          5%               32.570           7,426
128           D          Dominion Resources, Inc.                               5%               57.510           7,361
206           DUK        Duke Energy Corporation                                5%               35.740           7,363
269           MDU        MDU Resources Group, Inc.                              5%               27.410           7,373
181           PEG        Public Service Enterprise Group Incorporated           5%               40.900           7,403
290           REI        Reliant Energy, Inc.                                   5%               25.550           7,410
297           TE         TECO Energy, Inc.                                      5%               24.850           7,381
306           UCU        UtiliCorp United Inc.                                  5%               24.050           7,359
272           XEL        Xcel Energy, Inc.                                      5%               27.200           7,398

              Natural Gas (40.00%)
              ___________________
329           EGN        Energen Corporation                                    5%               22.160           7,291
223           KSE        KeySpan Corporation                                    5%               33.220           7,408
183           GAS        NICOR Inc.                                             5%               40.630           7,435
222           PNY        Piedmont Natural Gas Company, Inc.                     5%               33.240           7,379
297           SRE        Sempra Energy                                          5%               25.010           7,428
253           UGI        UGI Corporation                                        5%               29.100           7,362
326           VVC        Vectren Corporation                                    5%               22.830           7,443
316           WMB        The Williams Companies, Inc.                           5%               23.390           7,391
                                                                              ______                           ________
                               Total Investments                              100%                             $147,832
                                                                              ======                           ========

_____________

See "Notes to Schedules of Investments" on page 28.

Page 27


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 22, 2002. Each Select Portfolio Series has a Mandatory Termination Date of July 23, 2003. Each Portfolio Series has a Mandatory Termination Date of July 23, 2007.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities       Profit
                                                         to Sponsor       (Loss)
                                                         _________        ______
Financial Services Select Portfolio, Series 12           $148,622         $ (98)
Leading Brands Select Portfolio, Series 11                148,839          (104)
Pharmaceutical Select Portfolio, Series 13                148,510          (117)
Technology Select Portfolio, Series 16                    148,062           (59)
Biotechnology Portfolio, Series 7                         148,166           (32)
Capital Goods Portfolio Series                            147,957           (60)
Communications Portfolio, Series 10                       147,538          (297)
Energy Portfolio, Series 11                               147,306          (131)
Financial Services Portfolio, Series 12                   148,622           (98)
Leading Brands Portfolio, Series 11                       148,839          (104)
Life Sciences Portfolio, Series 4                         148,231           (61)
Pharmaceutical Portfolio, Series 13                       148,510          (117)
Semiconductor Portfolio, Series 7                         146,309           (21)
Technology Portfolio, Series 16                           148,062           (59)
Utilities Income Portfolio, Series 4                      147,975          (143)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 594, consists of 15 separate portfolios set forth below:

- Financial Services Select Portfolio, Series 12
- Leading Brands Select Portfolio, Series 11
- Pharmaceutical Select Portfolio, Series 13
- Technology Select Portfolio, Series 16
- Biotechnology Portfolio, Series 7
- Capital Goods Portfolio Series
- Communications Portfolio, Series 10
- Energy Portfolio, Series 11
- Financial Services Portfolio, Series 12
- Leading Brands Portfolio, Series 11
- Life Sciences Portfolio, Series 4
- Pharmaceutical Portfolio, Series 13
- Semiconductor Portfolio, Series 7
- Technology Portfolio, Series 16
- Utilities Income Portfolio, Series 4

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five and one-half years.

Biotechnology Portfolio, Series 7 consists of a portfolio of common stocks of biotechnology companies and pharmaceutical companies actively participating in the biotechnology industry. The biotechnology industry was founded in the decade of the seventies and successfully launched its first products in the early eighties. At the onset of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet. In the end, the demand for biotech stocks diminished for various reasons, including a limited supply of products. As the nineties came to a close, the interest in biotechnology was reignited thanks to a strong pipeline of promising new medicines. According to the Biotechnology Industry Organization, the number of new biotech drug and vaccine approvals increased from approximately five in 1991 to over 30 in 2000.

According to USA TODAY, investors pumped $13.4 billion into biotech firms in 2001, the second-best year ever, and they expect the trend to continue in 2002. There are currently 369 medicines in the pipeline that meet the definition of "biotechnology medicines." [Pharmaceutical Research and Manufacturers of America] Additionally, the mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to between 3,000 and 10,000. [Pharmaceutical Research and Manufacturers of America] Recent advances in computer science technology, which enable scientists to analyze data quickly, coupled with a faster FDA approval process, have the potential to expedite the process of moving medicines through the pipeline.

The costs associated with developing and launching new products can range from $200-$500 million per drug. [Pharmaceutical Research and Manufacturers of America] Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. The excitement created by the biotechnology industry in the early nineties may have been a precursor to the potential growth opportunities awaiting this expansive pipeline of new medicines.

Consider the following factors:

- More than 250 million people worldwide have been helped by the more than 117 biotechnology drug products and vaccines approved by the U.S. Food and Drug Administration (FDA). Of the biotech medicines on the market, 75% were approved in the last six years. [Biotechnology Industry Organization]

- There are more than 350 biotech drug products and vaccines currently in clinical trials targeting more than 200 diseases, including various cancers, Alzheimer's disease, heart disease, diabetes, multiple sclerosis, AIDS and arthritis. [Biotechnology Industry Organization]

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

Capital Goods Portfolio Series consists of a portfolio of common stocks of companies in the capital goods industry.

The enormous capital goods industry encompasses a wide range of industrial businesses with industrial machinery, heavy trucks, construction equipment, and agricultural equipment being the primary components. It is widely believed that these companies were among the first to feel the effects of the U.S. economy's latest recession. In fact, many capital goods manufacturers were considered "in recession" a full six months prior to the rest of the economy. Despite the slowing economy, we believe, the demand for many of the products produced within the sectors of this industry may be growing.

Equipment. Equipment outlays, especially for the most advanced high-tech gear, doubled from 1994 to 2000, four times the pace of overall output, and the level of new investment remains historically high relative to cash flow. [Business Week]

According to Census Bureau Statistics, U.S. manufacturers of farm equipment saw revenues of $24.4 billion in 2000, up 12.4% from $21.7 billion in 1999. [Business Week] Sales of the industrial machinery and equipment industry totaled $879.6 billion in 2000, up 7.8% from $816 billion in 1999. [Standard & Poor's Industry Surveys]

An Improving Outlook. Lower interest rates, affordable energy prices and reduced inventories coupled with the possibility that the U.S. economy is heading into a period of recovery in the first half of 2002, in our opinion, create a window of opportunity within which capital goods companies may offer long-term investors an opportunity for capital appreciation based on their relative price-to-earnings ratios in today's environment.

Since there are high costs involved with new construction projects and purchasing equipment, capital outlays typically turn up after the economy begins to recover. This is because companies wait to see demand and profits improve before they commit to spending for new projects. [Business Week]

The National Association of Manufacturers (NAM) believes that the U.S. economy will pull out of recession in early 2002. NAM predicts that the economy will rebound to 1.7% growth in the first quarter of 2002, 2.4% in the second quarter and 3.5% for the second half of the year. Historically, the stocks of companies that produce capital goods have had better performance than the overall market for the 12-month period following an economic trough of a recession.


Based on the composition of the portfolio on the Initial Date of Deposit, the Capital Goods Portfolio is considered a Large-Cap Value Trust.


Communications Portfolio, Series 10 consists of a portfolio of common stocks of communications companies, diversified across domestic and international companies involved in communications services, communications equipment, fiber optics, networking products and wireless communications.

The focus of the communications industry is constantly being reshaped. It is due in large part to increasing competition, consolidation and technology. Technology has been playing a particularly crucial role. So much so that many communications companies are concentrating on more high-tech and high-growth areas such as wireless communications, the Internet and digital technology. With Internet usage and wireless subscribers continuing to increase, we believe the potential opportunity for growth in these areas is becoming more evident.

Because of increasing competition, communications companies are realizing that the quality of their offerings may ultimately determine their level of success. Many companies have already turned to mergers and acquisitions as a means of attaining new technologies in an effort to reach more consumers. Others have forged strategic alliances with companies outside the industry to broaden their exposure.

Regardless of the avenue they choose, the dream of converging services is becoming reality. Consumers can now get multiple services such as Internet access, wireless and traditional telephone service, and cable from one company, on one bill.

While most users currently rely on a dial-up service to access the Internet, Jupiter Media Metrix predicts that broadband will garner more of the market share in the near future. They forecast that U.S.
households with broadband service will grow from roughly 9% of online households to over 40% by 2006.

Consider the following factors:

- Cahners In-Stat Group predicts that approximately 1.5 billion handsets, personal digital assistants and Internet appliances could be equipped with wireless capabilities by the end of 2004.

- Approximately 440 million mobile phones will have been purchased in 2001, which would represent a modest 10% growth rate over 2000.
[Standard & Poor's Industry Surveys]

- Approximately 10 million U.S. households will have broadband by the end of 2001, while roughly 53 million will have dial-up access, according to Jupiter Media Metrix. By 2006, they predict that more than 86 million households will be online with about 35 million on broadband.

- World phones have the capability of roaming from country to country and region to region, ideally without the loss of any capabilities. Cahners In-Stat Group estimates that the number of world phone subscribers could reach over 90 million by 2005.

- Total digital subscriber line customers in the United States exceeded
2.4 million in 2000, a fourfold increase from the 504,000 subscribers at year-end 1999. During the first quarter of 2001, the DSL subscriber base in the United States totaled 2.9 million subscribers, up 20% from fourth-quarter 2000. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolio on the Initial Date of Deposit, the Communications Portfolio is considered a Large-Cap Value Trust.


Energy Portfolio, Series 11 consists of a portfolio of common stocks of companies engaged in the energy industry.

The United States consumes approximately 25% of the world's supply of oil; however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. According to Standard & Poor's, emerging countries are expected to account for more than 50% of world demand by the year 2015.

In the 1990s, the companies in the oil and gas industries began consolidating and cutting costs to position themselves to benefit from upward cycles. The technologies that are presently being employed in the field of oil and gas exploration are helping reduce the cost of extracting oil and natural gas by saving detection time and allowing companies to capture a higher percentage of tapped reserves.

3-D Seismic Imaging. This is a relatively new technology that utilizes the vibration from sound waves to construct a three-dimensional, computer generated picture of a geological formation. This process has the potential to greatly improve the odds of locating oil and gas.

Horizontal Drilling. New instrumentation can now be attached to a drill bit to generate real time geological information, without impeding the drilling process. It is estimated that horizontal drilling has the potential to out-produce a vertical well by as much as sevenfold. This technique has been especially cost-effective in offshore drilling.

By the year 2020, the Energy Information Administration projects that the world will consume approximately three times as much energy as it did in 1970.

Consider the following factors:

- A Baker Hughes count of oil rigs showed that there were 1,141 active rotary drilling rigs in the United States as of October 2001. This number compares favorably to an average of 918 in 2000 and an average of 625 in 1999. [American Petroleum Institute] Rig counts act as a leading indicator for oil supplies. Rig counts often rise as the cost of oil and gas rises. Oil drillers recognize the potential for increased cash flows by boosting oil and gas production when prices are higher.

- The total number of oil refineries in the United States peaked at 324 in 1981. In 2001, less than half are still in operation due to consolidation and greater efficiencies. Refineries are currently running at about 98.8% capacity. [USA Today]

- Recently, oil prices have stabilized closer to historical levels, forcing OPEC to face immense pressure to control supply. Currently, OPEC is challenged with adjusting oil supplies in an effort to raise crude oil prices back to a target range of $22 to $28 per barrel.

Financial Services Select Portfolio, Series 12 and Financial Services Portfolio, Series 12 each consist of a portfolio of common stocks of companies that provide a wide variety of financial services.

The financial industry has undergone several significant changes during its storied history. Perhaps none have been more noteworthy than the overturn of the Glass-Steagall Act. Firms can now create "financial supermarkets" that offer services including traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking.

Consolidation. We believe that there are a few major trends that should continue pushing the financial industry. The first, and the one that has had a notable impact in recent years, is industry consolidation. Due to this consolidation, U.S. banks have achieved remarkable growth in assets since 1989. In that year, the 12,709 reporting FDIC-insured commercial banks had aggregate assets of $3.3 trillion; as of June 30, 2001, the number of reporting banks had fallen to 8,178 while total assets increased to $6.3 trillion, a 91% gain in assets. [Standard & Poor's Industry Surveys & FDIC Historical Statistics on Banking] Although a large number of mergers are not expected in the near term, Standard & Poor's expects a pickup in mergers between banks and non-banks, reflecting bank managers' awareness of the slow growth in mature lending businesses and the need to look externally for revenue growth opportunities.

Aging Population. Nearly three out of ten people in the United States are baby boomers. Scores of them have already started, or soon will start, planning for their retirement just as they are entering their peak earning years.

Technology. Another driving factor behind the industry is technological innovation. Improved technology has enabled financial services companies to increase their volume and reduce transaction costs in order to attract consumers.


Based on the composition of the portfolios on the Initial Date of Deposit, the Financial Services Portfolios are considered Large-Cap Value Trusts.


Leading Brands Select Portfolio, Series 11 and Leading Brands
Portfolio, Series 11 each consist of a portfolio of common stocks of companies in the consumer products industry.

Almost every American is familiar with brand name companies. Many have become household names and their products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries.

Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets. Today's consumer environment is becoming increasingly competitive, placing a stronger emphasis on establishing a powerful global brand. In any given year, thousands of new products in categories from toothpaste to bleach inundate the marketplace. By marketing aggressively both domestically and internationally, these blue-chip companies are able to establish a widely recognized brand name in an effort to attain market dominance.

The Federal Reserve cut interest rates 11 times in 2001, which we believe will stimulate economic strengthening in 2002. If history is any guide, we believe that lower interest rates could serve to boost consumer confidence and increase demand for consumer goods.

Considering that the United States and Canada together make up approximately 5% of the world's population and some 80% of the world's population is in developing countries, it is evident that there are abundant opportunities for consumer products overseas. [Standard & Poor's Industry Surveys] Realizing this, leading companies have been expanding into many untapped foreign markets where the growth rates in per capita income and spending are generally forecasted to outpace those of developed countries over the next decade.

The companies in the Leading Brands Portfolios have been chosen for their perceived financial strength and market dominance, competitive advantages, skilled management and essential products and services.


Based on the composition of the portfolio on the Initial Date of Deposit, the Leading Brands Portfolios are considered Large-Cap Growth Trusts.


Life Sciences Portfolio, Series 4 consists of a portfolio of common stocks of companies in the healthcare industry. Healthcare currently represents the single largest sector within the U.S. economy.

The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the ever-growing and aging population. These discoveries have improved the quality of life, and also the life expectancy of millions. More recent research relating to areas such as genomics, are providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable.

Medical Products. According to the American Hospital Association (AHA), over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis. Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient surgery. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.

Pharmaceuticals. In the past year alone, pharmaceutical companies have brought more than 30 new treatments to the nation's medicine chest. [Pharmaceutical Research and Manufacturers of America] Managed care providers encourage the use of pharmaceuticals because they are a relatively inexpensive form of treatment and are less invasive.

Biotechnology. We believe the essence of biotechnology lies in research and development. Since the first biotech breakthrough in 1982, involving genetically engineered human insulin, nearly 100 products have come to market. [Biotechnology Industry Organization] Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

According to the Office of Management and Budget, federal health spending has increased from approximately $200 billion in 1992 to an estimated $430 billion in 2001.

Consider the following factors:

- U.S. citizens who are 65 and older represent around 13% of the nation's total population, but account for approximately 40% of total healthcare costs. [Standard & Poor's Industry Surveys] In light of the aging baby boomer population, which makes up approximately 23% of the total population, we believe demand for healthcare products has the potential to remain strong in coming years.

- An estimated 50,000 scientists employed by U.S. pharmaceutical companies are currently researching thousands of new compounds to treat cancer, heart disease, Alzheimer's disease, mental illness and other diseases. [Standard & Poor's Industry Surveys]

- The United States is the recognized global leader in medical devices, especially in the market's advanced, high-tech sector. U.S. products account for close to half of the world's medical equipment market. [Standard & Poor's Industry Surveys]

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help pharmaceutical and biotechnology companies grow their businesses. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolio on the Initial Date of Deposit, the Life Sciences Portfolio is considered a Large-Cap
Growth Trust.


Pharmaceutical Select Portfolio, Series 13 and Pharmaceutical Portfolio, Series 13 each consist of a portfolio of common stocks of companies engaged in the pharmaceutical industry.

According to Standard & Poor's, worldwide pharmaceutical industry sales in 2000 grew approximately 10% over 1999 to over $317 billion, based upon data provided by IMS Health, a Connecticut-based market research firm specializing in pharmaceuticals. The industry is highly competitive and extremely capital intensive.

Research & Development. Drugmakers spend billions of dollars on researching and developing new products. In fact, according to data from the Pharmaceutical Research and Manufacturers of America, the amount of capital invested in R&D has nearly doubled every five years since 1970. In addition, they estimated that R&D spending would reach a new record level of approximately $30.5 billion in 2001.

The Food & Drug Administration. In 1997, the Food and Drug
Administration ("FDA") relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. A study by Prevention Magazine found that 76% of adults think that direct-to-consumer advertising helps them be more involved in their own healthcare decisions and that 72% think direct-to-consumer advertising educates people about the risks and benefits of prescription medicines.

Demand Driven By Need. The bottom line, in our opinion, is that the demand for prescription and over-the-counter drugs is driven more by need than price. There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Most have good cause to celebrate. Americans who have reached their 65th birthdays are likely to live another 16 to 19 years. [Pharmaceutical Research and Manufacturers of America] We believe that as average life expectancies increase, the number of people at risk for disease will increase, and as a result, the demand for prescription and over-the-counter drugs will increase as well.

Consider the following factors:

- In the United States alone, an estimated 50,000 pharmaceutical company scientists are currently researching more than 1,000 new medicines for cancer, heart disease, AIDS, Alzheimer's and many other diseases.
[Pharmaceutical Research and Manufacturers of America]

- In 1997, 23 blockbuster drugs accounted for roughly 28% of total U.S. prescription drug sales. Today, 69 drugs are considered blockbusters and their sales constitute more than 50% of the $161 billion U.S. pharmaceutical market. The top five U.S. pharmaceutical companies forecast that by 2003 there could be up to 16 new drugs on the market with blockbuster potential. [Pharmaceutical Research and Manufacturers of America]

- The increased cost of replacing an older drug with a newer drug is $18 on average, but the corresponding savings in hospitalization and total non-drug medical costs are $56 and $71 respectively. [Pharmaceutical Research and Manufacturers of America]


Based on the composition of the portfolios on the Initial Date of Deposit, the Pharmaceutical Portfolios are considered Large-Cap
Growth Trusts.


Semiconductor Portfolio, Series 7 consists of a portfolio of common stocks of technology companies in the semiconductor industry.

PC sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still strong. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. We anticipate that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and even video will all be offered on next generation phones. Increased demand for next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, we expect the supply of chips used for Internet infrastructure to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available-a simple case of supply and demand. According to the Semiconductor Industry Association, worldwide chip sales have grown from approximately $60 billion in 1992 to an estimated $130 billion in 2001.

Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants. In our opinion, the build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong demand for semiconductors.

Consider the following factors:

- Since its inception in 1954, the semiconductor industry has grown in size from $5 million to more than $140 billion today. The industry's compound annual growth rate of 17% is not only substantial but, despite its cyclicality, has remained fairly consistent throughout its history. [Semiconductor Industry Association]

- The Semiconductor Industry Association forecast released in early November calls for the industry to grow 6.3% in 2002, accelerating to 21% in 2003 and another 21% in 2004. They predict that the worldwide market will grow from approximately $141 billion in 2001 to $218 billion in 2004. [Semiconductor Industry Association]

- In 2001, the semiconductor industry will have manufactured about 60 million transistors for every man, woman and child on earth. By 2008, chipmakers expect to produce at least 1 billion transistors per person per year. Transistors improve our lives in countless ways - they make cars safer and more fuel-efficient, they enable personal communication devices, they promote medical breakthroughs and they improve the quality of education. [Semiconductor Industry Association]

Technology Select Portfolio, Series 16 and Technology Portfolio, Series 16 each consist of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, computer software and services, networking products, communications equipment, semiconductor equipment and semiconductors.

If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 420 million people have access to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking and communications companies.

Business Networking. As e-commerce evolves, we believe that the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Home Networking. The growth of Internet use, the build-out of a substantial network infrastructure and the creation of digital services have set the stage for a new era of "digital home" services. Soon, homes will be wired for technological innovation, with hardware and software that enables household devices to share voice, video and data. Software, semiconductor, cable and appliance companies are already developing home network strategies. According to market research firm Cahners In-Stat Group, the sales of just two components of the U.S. high-tech house-smart home controllers and nodes-are projected to reach $1.7 billion by 2005, up from a mere $180 million in 2000.

Software Solutions. E-commerce and business-to-business commerce are creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories, and perform transaction management.

Convergence. Huge amounts of capital continue to be wagered on the integration of the telephone, television and PC. The idea that three of the most powerful devices of the last century can be merged into a seamless information delivery system is a testament to the power of today's technology companies. With only about 10% of U.S. homes currently accessing the Internet via broadband connectivity, it seems that we have only just begun.

Consider the following factors:

- The market for "connected home" equipment-home networking equipment and software, residential gateways and home control and automation products-is predicted to grow from approximately $1.4 billion in 2001 to roughly $9.2 billion worldwide by 2006, according to a report by Cahners In-Stat Group. [Nielsen/NetRatings]

- Industry forecasts suggest that by 2005 more than $32 billion in revenue in North America alone may be generated by interactive-TV services, PC gaming and other consumer applications. [Cyberatlas]

- According to a report by Jupiter Media Metrix, 41% of online households in the United States will subscribe to a broadband Internet connection service by 2006, up from 9% in 2000. Jupiter analysts forecast that the number of households accessing the Internet via broadband connectivity (cable modem, DSL, satellite or fixed wireless) will increase from 5.2 million in 2000 to over 35 million in 2006, with cable modems leading the way. [Cyberatlas]


Based on the composition of the portfolios on the Initial Date of Deposit, the Technology Portfolios are considered Large-Cap
Growth Trusts.


Utilities Income Portfolio, Series 4 consists of a portfolio of common stocks of electric and natural gas companies.

The utility industry has long been regarded as a sector that has the potential to provide investors with a high degree of stability while generating an above-average level of current income relative to other equities.

Today, the utilities industry is undergoing a radical transformation. The monopolistic, tightly regulated utilities created under trust-busting legislation more than 60 years ago are gradually being exposed to competition, thanks to the National Energy Policy Act of 1992. Technological advances and the increased desire for customer choice are spurring the move toward deregulation.

In Standard & Poor's opinion, mergers between members of the natural gas and electric power industries are likely to occur, continuing a trend that has become significant over the last few years. They expect this convergence of industries to result in "total energy providers" enabling companies to expand their customer base by offering them all of their basic energy needs as well as a better package of energy-related products and services. Convergence could also lead to greater corporate efficiencies helping contribute to higher profit margins.

Consider the following factors:

- According to research cited by USA TODAY, some 67,000 megawatts of generating capacity have been added to the nation's power grid since the beginning of 1999, almost half during the year 2001 alone. Power plants that will produce another 70,000 megawatts are under construction. One megawatt is considered enough energy to power 1,000 households at any one time.

- According to the American Gas Association, nearly two-thirds of new single-family homes in the United States opt for natural gas service. The residential market only accounts for nearly 24% of gas consumption, but represents the majority of the customer base and creates the lion's share of profits.

- Utility stocks have been somewhat neglected by investors in recent years and are currently selling near 52-week lows. In our opinion, this, along with high current income, makes the utilities sector relatively attractive compared to the broader market.


Based on the composition of the portfolio on the Initial Date of Deposit, the Utilities Income Portfolio is considered a Mid-Cap
Value Trust.


The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Biotechnology/Pharmaceutical Industries. Because more than 25% of the Biotechnology, Life Sciences and Pharmaceutical Portfolios are invested in biotechnology and pharmaceutical companies, these Trusts are considered to be concentrated in the biotechnology and pharmaceutical industries. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Capital Goods. The Capital Goods Portfolio is considered to be concentrated in the capital goods industry. General risks of capital goods companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Capital goods companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction, including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Communications Industry. The Communications Portfolio is considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Consumer Products Industry. The Leading Brands Portfolios are considered to be concentrated in the consumer products industry. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Energy Industry. The Energy Portfolio is considered to be concentrated in companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products industry include volatile fluctuations in price and supply of energy fuels, international politics, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financial Services Industry. The Financial Services Portfolios are considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Technology Industry. The Semiconductor and the Technology Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utility Industry. The Utilities Income Portfolio is considered to be concentrated in the utilities industry. General problems of such issuers include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.


The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (3.35% of the Public Offering Price for each Select Portfolio Series and 4.85% of the Public Offering Price for each Portfolio Series) and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially equal to $.235 per Unit for each Select Portfolio Series and $.385 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and the creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.


Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.07 per Unit for each Select Portfolio Series or $.12 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from August 20, 2002 through October 18, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.10% of the Public Offering Price for each Select Portfolio Series or more than 3.60% of the Public Offering Price for each Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.10% of the Public Offering Price per Unit (equivalent to 3.199% of the net amount invested) for each Select Portfolio Series and 4.60% of the Public Offering Price per Unit (equivalent to 4.822% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 2003, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

For each Select Portfolio Series:


                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              3.10%
$100 but less than $250             2.85%
$250 but less than $500             2.50%
$500 but less than $1,000           2.35%
$1,000 or more                      1.85%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              4.60%
$100 but less than $250             4.35%
$250 but less than $500             3.85%
$500 but less than $1,000           2.85%
$1,000 or more                      1.95%


* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Broker/dealers will receive a concession of .70% of the Public Offering Price on Portfolio Series' Units sold subject to the sales charge reduction for purchases of $1,000,000 or more. In all other instances, any reduced sales charge is the responsibility of the party making the sale.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $1,000,000 or more in Units of a Select Portfolio Series or $500,000 or more in Units of a Portfolio Series, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the respective tables set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.50% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.50% of the sales price of these Units (1.00% for purchases of $1,000,000 or more).

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.30% of the Public Offering Price per Unit (or 65% of the maximum sales charge after January 31, 2003). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.30% of the sales price of these Units (1.30% for purchases of $500,000 but less than $1,000,000 and .70% for purchases of $1,000,000 or more). Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $5                 .10%
$5 but less than $10                .15%
$10 or more                         .20%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your

Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating that Trust's registration statement yearly are also chargeable to such Trusts. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.025 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.


In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each

Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Select Portfolio Series has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the

Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 51


                             First Trust(R)

             Financial Services Select Portfolio, Series 12
               Leading Brands Select Portfolio, Series 11
               Pharmaceutical Select Portfolio, Series 13
                 Technology Select Portfolio, Series 16
                    Biotechnology Portfolio, Series 7
                     Capital Goods Portfolio Series
                   Communications Portfolio, Series 10
                       Energy Portfolio, Series 11
                 Financial Services Portfolio, Series 12
                   Leading Brands Portfolio, Series 11
                    Life Sciences Portfolio, Series 4
                   Pharmaceutical Portfolio, Series 13
                    Semiconductor Portfolio, Series 7
                     Technology Portfolio, Series 16
                  Utilities Income Portfolio, Series 4

                                 FT 594

                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-76336) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            January 23, 2002


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52


                              First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 594 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated January 23, 2002. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   2
   Foreign Issuers                                             2

Litigation

   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                3
   Capital Goods                                               3
   Communications                                              3
   Consumer Products                                           4
   Energy                                                      4
   Financial Services                                          5
   Technology                                                  8
   Utilities                                                   9
Portfolios
   Biotechnology                                              10
   Capital Goods                                              12
   Communications                                             13
   Energy                                                     15
   Financial Services                                         16
   Leading Brands                                             18
   Life Sciences                                              20
   Pharmaceutical                                             22
   Semiconductor                                              24
   Technology                                                 25
   Utilities                                                  27

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The federal appeals court overturned a June 7, 2000 ruling which called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The appeals court has sent the case back to the lower court to determine penalties. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology Portfolio, the Life Sciences Portfolio and the Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Capital Goods. An investment in Units of the Capital Goods Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of companies engaged in the capital goods industry will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the capital goods market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many capital goods manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, capital goods makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow capital goods manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Capital goods companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Communications. An investment in Units of the Communications Portfolio should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results.

Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trusts' portfolios are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Consumer Products. An investment in Units of the Leading Brands Portfolios should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. An investment in Units of the Energy Portfolio should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy industry may entail. The business activities of companies held in the Energy Portfolio may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Energy Portfolio.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Portfolio.

Financial Services. An investment in Units of the Financial Services Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Technology. An investment in Units of the Semiconductor and the Technology Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Utilities. An investment in Units of the Utilities Portfolio should be made with an understanding of the characteristics of the utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty to the capital markets in absorbing utility debt and securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

The California Public Utility Commission ("CPUC") has announced its intention to deregulate the electric utility industry in California. This change will eventually result in full competition between electric utilities and independent power producers in the generation and sale of power to all customers in California by the year 2002. In September of 1996, the California Legislature passed and the Governor signed into law Assembly Bill 1890 (AB 1890) to restructure the California electrical industry by promoting competition and allowing customers a right to choose their electrical supplier. Preliminary assessments of the CPUC plan and the law suggest that the deregulation of the electric utility industry in California could have a significant adverse effect on electric utility stocks of California issuers. Furthermore, the move toward full competition in California could indicate that similar changes may be made in other states in the future which could negatively impact the profitability of electric utilities. Further deregulation could adversely affect the issuer of certain of the Securities in the portfolio. In view of the uncertainties regarding the CPUC deregulation plan, it is unclear what effect, if any, that full competition will have on electric utilities in California or whether similar changes will be adopted in the other states.

Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Portfolios

    Equity Securities Selected for Biotechnology Portfolio, Series 7

The Biotechnology Portfolio, Series 7 contains common stocks of the following companies:


Pharmaceuticals
________________



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



Biotech
________



Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Celera Genomics Group-Applera Corporation, headquartered in Norwalk, Connecticut, is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Cephalon, Inc., headquartered in West Chester, Pennsylvania, discovers and develops pharmaceutical products for the treatment of neurological disorders such as narcolepsy, amyotrophic lateral sclerosis ("ALS" or Lou Gehrig's disease), Parkinson's disease, peripheral neuropathies, Alzheimer's disease and stroke.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Incyte Genomics, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.



Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.



Ligand Pharmaceuticals Incorporated, headquartered in San Diego,
California, discovers, develops and markets drugs which regulate hormone activated intracellular receptors. These receptors play a role in regulating the genetic processes affecting diseases such as gynecological disorders, certain cancers, as well as cardiovascular, inflammatory and skin diseases.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery. The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.



QIAGEN N.V., headquartered in Venlo, The Netherlands, provides technologies for separating and purifying DNA and RNA. The company's portfolio consists of consumable products for nucleic acid separation, purification and handling, as well as nucleic acid amplification. The company also operates automated instrumentation and related services.


      Equity Securities Selected for Capital Goods Portfolio Series

The Capital Goods Portfolio Series contains common stocks of the following companies:


Aerospace & Defense
_____________________



The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.



United Technologies Corporation, headquartered in Hartford, Connecticut, makes Pratt & Whitney aircraft jet engines and spare parts; Otis elevators and escalators; Carrier heating, ventilating and air conditioning equipment; automotive products and systems; Sikorsky helicopters; and Hamilton Sundstrand aerospace systems.



Auto Parts
__________



Johnson Controls, Inc., headquartered in Milwaukee, Wisconsin, markets automotive systems and building controls. The company supplies seating systems, interior systems and batteries. The company also provides building control systems and services, energy management and integrated facility management.



Lear Corporation, headquartered in Southfield, Michigan, supplies automotive interior systems to manufacturers worldwide. The company supplies seat systems, flooring and acoustic systems, door panels, headliners, instrument panels, and electronic and electrical distribution systems. The company also offers design, engineering, validation and project management support for the entire automotive interior.




Autos
________




General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



Electronic Components
_____________________



Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.



Flextronics International Ltd., headquartered in Singapore, is a provider of electronics manufacturing services to original equipment manufacturers (OEMs), primarily in the telecommunications, networking, consumer electronics and computer industries.



Diversified Manufacturing
_____________________



Danaher Corporation, headquartered in Washington, D.C., produces and sells electronic test tools; storage tank leak detection systems;
motion, speed and position instruments and sensing devices; and general purpose and automotive specialty tools.



General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.



Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

Illinois Tool Works Inc., headquartered in Glenview, Illinois, makes plastic and metal components, fasteners, industrial fluids, adhesives and welding products. The company also makes systems for consumer and industrial packaging, identification systems, and industrial spray coating and quality assurance equipment.



Roper Industries, Inc., headquartered in Bogart, Georgia, designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide.



SPX Corporation, headquartered in Muskegon, Michigan, is a global provider of technical products and systems, industrial products and services, service solutions and vehicle components. The company designs, manufactures and markets data networking equipment, fire detection equipment, power transformers, television and radio broadcast equipment, and a variety of specialty tools, equipment and services.



Textron Inc., headquartered in Providence, Rhode Island, is a global, multi-industry company with operations in four business segments. The company produces aircraft, automotive and industrial products and also provides financial services. The company's products include helicopters, automotive engine camshafts, automotive plastic components, fastening systems, powered golf cars and gear motors.



Tyco International Ltd., headquartered in Hamilton, Bermuda, through its subsidiaries, manufactures, designs, and sells electronic components, undersea cable, disposable medical supplies, fire suppression and detection equipment, security systems and flow control products.



Machinery-Construction
_____________________



Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



Machinery-Industrial
_____________________



Donaldson Company, Inc., headquartered in Minneapolis, Minnesota, manufactures filtration systems and replacement parts. The company's products include filters and emission control products for heavy duty mobile equipment, in-plant air cleaning systems, air intake systems for industrial gas turbines, and specialized filters for computer disk drives, aircraft cabins and semiconductors.



Graco Inc., headquartered in Minneapolis, Minnesota, designs, manufactures and markets systems, products and technology to move, measure, control, dispense and apply a wide variety of fluids and viscous materials.



Ingersoll-Rand Company, headquartered in Woodcliff Lake, New Jersey, is a multinational manufacturer of primarily non-electrical industrial equipment and components.


   Equity Securities Selected for Communications Portfolio, Series 10

The Communications Portfolio, Series 10 contains common stocks of the following companies:


Communications Services (Domestic)
__________________________________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.



CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.



Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.



WorldCom, Inc.-WorldCom Group, headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Services (Foreign)
________________________________



Telefonica, S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Telefonos de Mexico SA de CV (ADR), headquartered in Mexico City,
Mexico, is a provider of telecommunication services to users of domestic and international telephone services in Mexico.



Communications Equipment
________________________



Scientific-Atlanta, Inc., headquartered in Norcross, Georgia, produces video, voice and data communications products. Products connect information generators with information users via broadband terrestrial and satellite networks and include applications for the converging cable, telephone, and data networks.



Tellabs, Inc., headquartered in Naperville, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics
___________



CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



Networking Products
_________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Wireless Communications
_______________________



AT&T Wireless Services Inc., headquartered in Redmond, Washington, is one of the largest wireless service providers in the United States. The company is a provider of wireless voice and data services using time division multiple access (TDMA), analog and cellular digital packet data
(CDPD) technologies.



Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones and pagers.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.



Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.



Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


       Equity Securities Selected for Energy Portfolio, Series 11

The Energy Portfolio, Series 11 contains common stocks of the following companies:


Coal
____



Peabody Energy Corporation, headquartered in St. Louis, Missouri, mines and markets predominantly low-sulphur coal, primarily for use by electric utilities. The company also trades coal and emission allowances.



Natural Gas
_____________



Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids.



El Paso Corporation, headquartered in Houston, Texas, conducts operations in natural gas transportation, gas gathering and processing, and gas and oil production. The company also has operations in power generation, merchant energy services, international project development and energy financing.



The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas; transports petroleum products; and provides telecommunications services. The company also provides a variety of other products and services to the energy industry and financial institutions.



Oil & Gas-Drilling
__________________



GlobalSantaFe Corporation, headquartered in Houston, Texas, is a major offshore oil and land contract driller. The company owns and operates a fleet of drilling rigs located in various countries throughout the world, and is the largest provider of turnkey drilling management services in the Gulf of Mexico. The company also provides drilling-related services to the petroleum industry, including third-party rig operations, incentive drilling and management services.



Nabors Industries, Inc., headquartered in Houston, Texas, operates one of the largest land oil and gas drilling contract businesses in the world. The company also provides a number of ancillary well-site services and makes top drives for a broad range of drilling rig applications and rig instrumentation equipment to monitor rig performance.



Noble Drilling Corporation, headquartered in Houston, Texas, operates as a major drilling contractor with offshore operations in the United States, Africa, Canada, India, Mexico, the Middle East, the North Sea and South America.



Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is an integrated oilfield drilling and energy service company providing services to oil and gas and industrial businesses. The company provides drilling services, oilfield specialty services and rental and production services to customers located in Canada and other countries.



Oil & Gas-Exploration & Production
__________________________________



Anadarko Petroleum Corporation, headquartered in Houston, Texas, explores for, develops, produces and markets natural gas, crude oil, condensate and natural gas liquids, both domestically and internationally. The company also participates in overseas exploration joint ventures.



Canadian Natural Resources Ltd., headquartered in Calgary, Alberta, Canada, acquires, explores for, develops and produces natural gas, crude oil and related products. The company operates in the Canadian provinces of Alberta, northeastern British Columbia and Saskatchewan.



Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.



Stone Energy Corporation, headquartered in Lafayette, Louisiana, is an independent oil and gas company engaged in the acquisition, exploration, development and operation of oil and gas properties located onshore and in the shallow waters of offshore Louisiana.



XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.



Oil-Field Services
__________________



BJ Services Company, headquartered in Houston, Texas, is a provider of pressure pumping and other oilfield services serving the worldwide petroleum industry.



Hanover Compressor Company, headquartered in Houston, Texas, provides natural gas compression rental, operations and maintenance services in the United States and certain international markets. The company's compression services are complemented by its compressor and oil and gas production equipment fabrication operations and gas processing, gas treatment, gas measurement and power generation services.



Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.



Weatherford International, Inc., headquartered in Houston, Texas, provides equipment and services used for the drilling, completion and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems and compression services. The company conducts operations in substantially all of the oil and natural gas producing regions in the world.



Oil-Integrated
______________



ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.



Conoco Inc., headquartered in Houston, Texas, explores for, develops, produces and sells crude oil, natural gas and natural gas liquids. The company's downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing and marketing petroleum products. The company operates worldwide.



ENI SpA (ADR), headquartered in Rome, Italy, explores for, distributes and markets oil, gas and petrochemicals, and offers oilfield and engineering services. The company operates in Italy and over 70 other countries.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.



Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.



TotalFinaElf S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.



Oil-Refining & Marketing
____________________



Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and marketing company which owns and operates refineries in Texas, California, Louisiana and New Jersey. The company produces reformulated gasoline, low-sulfur diesel and oxygenates. The company also produces middle distillates, petrochemicals and jet fuel. The company markets its products throughout the United States.


Equity Securities Selected for Financial Services Select Portfolio, Series 12
               and Financial Services Portfolio, Series 12

Both the Financial Services Select Portfolio, Series 12 and the
Financial Services Portfolio, Series 12 contain common stocks of the following companies:


Banks & Thrifts
____________



Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.

The Bank of New York Company, Inc., headquartered in New York, New York, through subsidiaries, conducts a general banking business through numerous offices in New York, Connecticut and New Jersey as well as various international offices. The company provides cash management services, investment management, securities servicing and equipment leasing.



Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.



Comerica Incorporated, headquartered in Detroit, Michigan, conducts a general commercial banking business primarily in four states. Business conducted includes corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.



Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, conducts a banking business in three states; underwrites credit life and credit accident and health insurance; sells property and casualty insurance, and provides mortgage banking and real estate services.



FleetBoston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.



SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.



Wells Fargo & Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.



Financial Services
__________________



Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.



Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.



Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.



Freddie Mac, headquartered in McLean, Virginia, was chartered by Congress in 1970 to create a continuous flow of funds to mortgage lenders in support of home ownership and rental housing. The company purchases first lien, conventional and residential mortgages, including both whole loans and participation interests in such mortgages.



Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.



MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues bank credit cards marketed primarily to members of associations and customers of financial institutions. The company also makes other consumer loans, and offers insurance and deposit products.



Insurance
_________



AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.



The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.



Ambac Financial Group, Inc., headquartered in New York, New York, is a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors worldwide. Through its principal operating subsidiary, Ambac Assurance Corporation, the company insures municipal and structured financial obligations. The company also provides investment agreements, interest rate swaps, and investment advisory and cash management services, primarily to states, municipalities and their authorities.



American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.



MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance and retirement annuities and investment products; as well as group insurance and retirement and savings products and services. The company has operations in the United States and other countries in the Asia-Pacific region, Latin America and Europe.



The Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified family of insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.



Radian Group Inc., headquartered in Philadelphia, Pennsylvania, through its wholly-owned subsidiaries, Radian Guaranty Inc. and Amerin Guaranty Corporation, provides private mortgage insurance coverage in the United States on residential mortgage loans.



Investment Services
___________________



Eaton Vance Corp., headquartered in Boston, Massachusetts, through subsidiaries, creates, markets and manages mutual funds. The company also provides management and counseling services to individual and institutional clients.



The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, government and high net-worth individuals.



Investment Technology Group, Inc., headquartered in New York, New York, provides technology-based equity trading services and transaction research to institutional investors and brokers. The company's services help clients to access liquidity, make trading decisions and execute trades.



Legg Mason, Inc., headquartered in Baltimore, Maryland, through its wholly-owned subsidiaries, provides securities brokerage, investment advisory, investment banking and commercial mortgage and banking services. The company serves individuals, institutions, municipalities and corporations in the United States and around the world.



Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.



Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides a variety of financial and investment services through offices around the world. The company serves individual and institutional clients with a range of financial services, including personal financial planning, trading and brokering, banking and lending, and insurance.



Morgan Stanley Dean Witter & Co., headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."



Raymond James Financial, Inc., headquartered in St. Petersburg, Florida, provides financial services to individuals, corporations and municipalities through its subsidiary investment firms. The company operates throughout the United States, Canada and overseas.


Equity Securities Selected for Leading Brands Select Portfolio, Series 11
                 and Leading Brands Portfolio, Series 11

Both the Leading Brands Select Portfolio, Series 11 and the Leading Brands Portfolio, Series 11 contain common stocks of the following companies:


Apparel
_______



Liz Claiborne, Inc., headquartered in New York, New York, is engaged in the design and marketing of a broad range of men's and women's fashion apparel, accessories, and fragrances.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.



Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, designs, contracts for the manufacture of, and markets a broad range of primarily better-priced women's suits, dresses and sportswear. The company also sells clothing through "Jones" factory outlet stores and full-price retail stores.



Beverages
_________



Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.



PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.



Food
____



Dean Foods Company, headquartered in Dallas, Texas, manufactures and distributes fresh milk and related dairy products, plastic packaging and packaged ice in the United States. The company also distributes and markets refrigerated, shelf-stable and frozen food products.



H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.



Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.



Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.



Home Appliances
______________



Whirlpool Corporation, headquartered in Benton Harbor, Michigan, manufactures and markets major home appliances and related products for commercial and home use worldwide under such brand names as "Whirlpool," "KitchenAid," "Speed Queen" and Acros."



Household Products
__________________



Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.



The Scotts Company, headquartered in Columbus, Ohio, supplies consumer products for lawn and garden care, with a full range of products such as fertilizers, lawn food products, plant foods, soil and garden tools.



Leisure/Entertainment
_____________________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.

Carnival Corporation, headquartered in Miami, Florida, operates one of the world's largest multiple-night cruise lines under the names
"Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line," "Costa Crociere SpA" and
"Airtours' Sun Cruises." The company markets sightseeing tours and operates several "Westmark" hotels.



The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.



Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.



Pharmaceuticals
_______________



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Restaurants
___________



Outback Steakhouse, Inc., headquartered in Tampa, Florida, owns, operates and franchises full-service restaurants under the names
"Outback Steakhouse" and "Carrabba's Italian Grill" throughout the United States and in certain foreign countries.



Wendy's International, Inc., headquartered in Dublin, Ohio, operates, develops and franchises a system of quick-service restaurants.



Toiletries/Cosmetics
____________________



Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.


    Equity Securities Selected for Life Sciences Portfolio, Series 4

The Life Sciences Portfolio, Series 4 contains common stocks of the following companies:


Biotech
_______



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Celera Genomics Group-Applera Corporation, headquartered in Norwalk, Connecticut, is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Cephalon, Inc., headquartered in West Chester, Pennsylvania, discovers and develops pharmaceutical products for the treatment of neurological disorders such as narcolepsy, amyotrophic lateral sclerosis ("ALS" or Lou Gehrig's disease), Parkinson's disease, peripheral neuropathies, Alzheimer's disease and stroke.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.



Medical Products
________________



Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.



Apogent Technologies Inc., headquartered in Portsmouth, New Hampshire, through its subsidiaries. designs, manufactures and markets value-added laboratory and life science products. The company's products are used in the clinical, research and industrial markets worldwide. The company serves the labware and life sciences, diagnostics and microbiology, clinical and industrial and laboratory equipment markets.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



Cytyc Corporation, headquartered in Boxborough, Massachusetts, designs, develops, makes and sells the "ThinPrep" sample preparation system for the automated preparation of microscope slides of cervical cell specimens for use in cervical cancer screening, as well as for the preparation of non-gynecological cell specimens.



Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.



Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.



Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.



Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.



Pharmaceuticals
_______________



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.

Biovail Corporation, headquartered in Mississauga, Ontario, Canada, is a fully integrated pharmaceutical company specializing in the development of drugs utilizing advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



King Pharmaceuticals, Inc., headquartered in Bristol, Tennessee, is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


Equity Securities Selected for Pharmaceutical Select Portfolio, Series 13
                 and Pharmaceutical Portfolio, Series 13

Both the Pharmaceutical Select Portfolio, Series 13 and the
Pharmaceutical Portfolio, Series 13 contain common stocks of the following companies:


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.



American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



AstraZeneca Group Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.



Aventis S.A. (ADR), headquartered in Strasbourg, France, is engaged in the research, development, production, marketing and sale of organic and inorganic intermediate chemicals, specialty chemicals, fibers, polymers, pharmaceuticals and agricultural chemicals.



Barr Laboratories, Inc., headquartered in Pomona, New York, develops, manufactures and markets generic and proprietary prescription pharmaceuticals. The company's products are concentrated in oncology, female healthcare, cardiovascular, anti-infective, pain management and psychotherapeutics.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Cephalon, Inc., headquartered in West Chester, Pennsylvania, discovers and develops pharmaceutical products for the treatment of neurological disorders such as narcolepsy, amyotrophic lateral sclerosis ("ALS" or Lou Gehrig's disease), Parkinson's disease, peripheral neuropathies, Alzheimer's disease and stroke.



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products which require a physician's prescription, as well as non-prescription pharmaceutical products sold over the counter.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.




Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Pharmacia Corporation, headquartered in Peapack, New Jersey, is engaged in the research, development, manufacture and sale of pharmaceuticals and other related healthcare products and agricultural products.



Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



Watson Pharmaceuticals, Inc., headquartered in Corona, California, manufactures and sells off-patent (generic) pharmaceuticals and develops advanced drug delivery systems designed primarily to enhance the therapeutic benefits of pharmaceutical compounds. The company also develops and markets branded pharmaceuticals targeting the dermatology, women's health and neuropsychiatric markets.

    Equity Securities Selected for Semiconductor Portfolio, Series 7

The Semiconductor Portfolio, Series 7 contains common stocks of the following companies:


Semiconductors
_______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Analog Devices, Inc., headquartered in Norwood, Massachusetts, designs, makes and sells a broad line of high-performance linear, mixed signal and digital integrated circuits that address a wide range of real-world signal processing applications.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



Fairchild Semiconductor Corporation, headquartered in South Portland, Maine, designs, develops and markets analog, discrete, logic and non-volatile memory semiconductors.



Genesis Microchip Incorporated, headquartered in Thornhill, Ontario, Canada, designs, develops and markets integrated circuits that receive and process digital video and graphic images.



GlobespanVirata, Inc., headquartered in Red Bank, New Jersey, is a provider of advanced integrated circuits that enable broadband digital communications to homes and business enterprises.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Intersil Corporation, headquartered in Irvine, California, is a systems oriented designer and manufacturer of analog and digital integrated circuits and discrete semiconductors for the communications market.



Lattice Semiconductor Corporation, headquartered in Hillsboro, Oregon, designs, develops and markets high-performance programmable logic devices (PLDs) and related software.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



Microsemi Corporation, headquartered in Irvine, California, is a designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors serving the satellite, telecommunications, computer and peripherals, military/aerospace, industrial/commercial and medical markets.



NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.



STMicroelectronics N.V., headquartered in Geneva, Switzerland, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.



Semiconductor Equipment
_______________________



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Photronics, Inc., headquartered in Jupiter, Florida, manufactures photomasks, photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers.


Equity Securities Selected for Technology Select Portfolio, Series 16 and
                     Technology Portfolio, Series 16

Both the Technology Select Portfolio, Series 16 and the Technology Portfolio, Series 16 contain common stocks of the following companies:


Communications Equipment
________________________



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Tellabs, Inc., headquartered in Naperville, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computer & Peripherals
______________________



Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Computer Software & Services
____________________________



Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.



Affiliated Computer Services, Inc., headquartered in Dallas, Texas, provides a full range of information technology services, including business process outsourcing, technology outsourcing, and professional services to the commercial sector and the Federal Government.



Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



SunGard Data Systems Inc., headquartered in Wayne, Pennsylvania, provides integrated technology solutions, principally proprietary software and application services to the financial services industry; and business continuity and Internet services, comprised of high-availability infrastructure, Web-hosting, co-location, outsourcing and remote-access computer services.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Semiconductor Equipment
_______________________



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Semiconductors
______________



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.


   Equity Securities Selected for Utilities Income Portfolio, Series 4

The Utilities Income Portfolio, Series 4 contains common stocks of the following companies:


Electric Utility
________________



Allegheny Energy, Inc., headquartered in Hagerstown, Maryland, is a diversified utility holding company, which owns, directly and indirectly, various regulated and non-regulated subsidiaries.



American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, purchase, transmission and distribution of electric power.



Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.



Cinergy Corp., headquartered in Cincinnati, Ohio, is a holding company whose subsidiaries are engaged in the production, transmission, distribution and sale of electric energy and the distribution of natural gas in Ohio, Indiana and Kentucky.



Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.



Duke Energy Corporation, headquartered in Charlotte, North Carolina, provides electric service to about two million customers in North Carolina and South Carolina; operates interstate pipelines that deliver natural gas to various regions of the country; and markets electricity, natural gas and natural gas liquids.



MDU Resources Group, Inc., headquartered in Bismarck, North Dakota, through wholly-owned subsidiaries, provides electric and/or natural gas and propane distribution service at retail to communities in North Dakota, eastern Montana, most of South Dakota, and northern Wyoming; owns oil and gas interests throughout the United States and Canada; and installs and repairs electric power lines in the western United States and Hawaii.



Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.



Reliant Energy, Inc., headquartered in Houston, Texas, operates as a diversified international energy services. The company's Retail Group consists of three natural gas utilities and one electric utility, as well as a retail marketing group, which provides unregulated retail energy products and services. The company's Wholesale Group invests in power generation projects and provides wholesale trading and marketing services as well as natural gas supply, gathering, transportation and storage.



TECO Energy, Inc., headquartered in Tampa, Florida, is a utility holding company whose subsidiaries provide retail electric and gas service to customers in central Florida and operate independent power projects in the United States and Latin America.



UtiliCorp United Inc., headquartered in Kansas City, Missouri, is a multinational energy solutions provider. The company's network segment includes network generation, distribution and transmission businesses, as well as appliance repair/servicing. The company's energy merchant segment includes energy marketing and trading businesses, natural gas gathering, processing and transportation, and independent power projects. The company's international operations include activities in Australia, Canada and New Zealand.



Xcel Energy, Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas.



Natural Gas
___________



Energen Corporation, headquartered in Birmingham, Alabama, is a diversified energy holding company engaged primarily in the purchase, distribution and sale of natural gas, principally in central and north Alabama. The company is also involved in the acquisition, development, exploration and production of oil, natural gas and natural gas liquids in the continental United States.



KeySpan Corporation, headquartered in Brooklyn, New York, through subsidiaries, distributes natural gas to customers in the New York City boroughs of Brooklyn, Queens and Staten Island and on Long Island in Nassau and Suffolk counties. The company also generates electricity on Long Island, provides electric services, and provides gas-marketing and energy services.



NICOR Inc., headquartered in Naperville, Illinois, is a holding company. Its principal subsidiaries are Northern Illinois Gas Company (doing business as Nicor Gas Company), a distributor of natural gas, and Tropical Shipping, a transporter of containerized freight in the Caribbean.



Piedmont Natural Gas Company, Inc., headquartered in Charlotte, North Carolina, is an energy and services company primarily engaged in the distribution of natural gas to residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee.



Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.



UGI Corporation, headquartered in King of Prussia, Pennsylvania, is a holding company that operates propane distribution, gas and electric utility, energy marketing and related businesses through subsidiaries.



Vectren Corporation, headquartered in Evansville, Indiana, is a public utility holding company whose subsidiaries provide natural gas distribution and generate, transmit, distribute and sell electric energy to counties in southwestern Indiana.



The Williams Companies, Inc., headquartered in Tulsa, Oklahoma, through subsidiaries, transports, sells, gathers and processes natural gas; transports petroleum products; and provides telecommunications services. The company also provides a variety of other products and services to the energy industry and financial institutions.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 595, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 595, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 23, 2002.

                              FT 595

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE
David J. Allen             Director            )
                           of Nike Securities  )
                           Corporation, the    )   January 23, 2002
                           General Partner of  )
                           Nike Securities L.P.)
                                              )
Judith M. Van Kampen       Director            )
                           of Nike Securities  )   Robert M. Porcellino
                           Corporation, the    )   Attorney-in-Fact**
                           General Partner of  )
                           Nike Securities L.P.)

Karla M. Van Kampen-Pierre Director           )
                           of Nike Securities  )
                           Corporation, the    )
                           General Partner of  )
                           Nike Securities L.P.)


David G. Wisen             Director            )
                           of Nike Securities  )
                           Corporation, the    )
                           General Partner of  )
                           Nike Securities L.P.)



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-76806 of FT 595 of our report dated January 23, 2002 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
January 23, 2002


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form of Trust Agreement for FT 595 among Nike Securities
         L.P.,  as  Depositor, JPMorgan Chase Bank,  as  Trustee,
         First Trust Advisors L.P., as Evaluator, and First Trust
         Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-59555] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.

                               S-7